As Filed with the Securities and Exchange Commission on Janaury 31, 2007
REGISTRATION NO. 333-
811-22013

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

SUN LIFE (N.Y.) VARIABLE ACCOUNT N
(Exact Name of Registrant)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(Name of Depositor)

60 East 42nd Street, Suite 1115
New York, New York 10165
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (212) 983-6352

Bruce A. Teichner, Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park, SC 1335
Wellesley Hills, Massachusetts 02481
(Name and Address of Agent for Service)

Copies of Communications to:
Thomas C. Lauerman, Esq.
Jorden Burt LLP
1025 Thomas Jefferson Street, N.W.
Suite 400 East
Washington, D.C. 20007-0805

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement or as soon thereafter as practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

PART A

PROSPECTUS
JUNE __, 2007
SUN LIFE FINANCIAL HIGH PEAK NY VARIABLE ANNUITY

Sun Life Insurance and Annuity Company of New York and Sun Life (N.Y.) Variable Account N offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to individuals ("the Contracts").

At issue, you may choose only among those Sub-Accounts of the Variable Account that invest in a corresponding target maturity date fund ("TMD Funds") of the ________________Trust (the "______ Trust").

TMD Funds	Investment Classification

[Name 1] Fund	[2017] Target Date Fund
[Name 2] Fund	[2017] Target Date Fund

After the TMD Funds reach their Target Maturity Date ("TMD"), you may choose only among those Sub-Accounts of the Variable Account that invest in one of the following mutual funds or fund series ("Post-TMD Funds"):

Post-TMD Funds	Investment Classification

____________ Money Market Fund	Money Market Fund
MFS/Sun Life Total Return - S Class*	Moderate Allocation Fund
Fidelity VIP Balanced Portfolio - Service Class 2*	Moderate Allocation Fund
Oppenheimer Balanced Fund/VA - Service Shares*	Conservation Allocation Fund

                                    * These are "Designated Funds." See Appendix A for a definition of "Designated Funds."

________________________ ("________") serves as investment adviser to  the Money Market Fund and as investment adviser (with __________________________ ("________") as the sub-investment adviser) to the TMD Funds. Massachusetts Financial Services Company ("MFS") serves as investment adviser to the MFS/Sun Life Funds. Fidelity® Management & Research Company advises the Fidelity VIP Portfolio (with Fidelity Research & Analysis Company, Fidelity Management & Research (U.K.) Inc., Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, and Fidelity Investments Japan Limited serving as sub-advisers). OppenheimerFunds, Inc. advises the Oppenheimer Fund.

This Prospectus must be accompanied by current prospectuses for the TMD Funds and each Post-TMD Fund (together, the "underlying Funds"). Please read this Prospectus and each underlying Fund prospectus carefully before investing and keep them for future reference. They contain important information about the Contracts and the underlying Funds.

We have filed a Statement of Additional Information dated June __, 2007 (the ''SAI'') with the Securities and Exchange Commission (the ''SEC''), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page __ of this Prospectus. You may obtain a copy without charge by writing to us at the address shown below (which we sometimes refer to as our "Annuity Service Address") or by telephoning (800) 447-7569. In addition, the SEC maintains a website (http:// www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency.

The SEC has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Any reference in this Prospectus to receipt by us means receipt at the following service address:

Sun Life Insurance and Annuity Company of New York
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

TABLE OF CONTENTS

SPECIAL TERMS
PRODUCT HIGHLIGHTS
FEES AND EXPENSES
EXAMPLE
CONDENSED FINANCIAL INFORMATION
THE ANNUITY CONTRACT
COMMUNICATING TO US ABOUT YOUR CONTRACT
SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
THE VARIABLE ACCOUNT
VARIABLE ACCOUNT OPTIONS
THE HIGH PEAK FEATURE
THE ACCUMULATION PHASE
Issuing Your Contract
Amount and Frequency of Purchase Payments
Allocation of Net Purchase Payments
Your Account
Account Value
Transfer Privilege
Credits
Systematic Withdrawal Program
WITHDRAWALS
Cash Withdrawals
CONTRACT CHARGES
Administrative Expense Charge
Mortality and Expense Risks Charge
Premium Taxes
Fund Expenses
THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT
Withdrawals Under the GMWB
Your Death under the GMWB
Annuitization under the GMWB
Tax Issues under the GMWB
Cancellation of the GMWB
DEATH BENEFIT
Amount of Death Benefit
Spousal Continuance
Calculating the Death Benefit
Method of Paying Death Benefit
Non-Qualified Contracts
Selection and Change of Beneficiary
Payment of Death Benefit
THE INCOME PHASE - ANNUITY PROVISIONS
Selection of the Annuitant(s)
Selection of the Annuity Commencement Date
Annuity Options
Selection of Annuity Option
Amount of Annuity Payments
Annuity Payment Rates
Annuity Options as Method of Payment for Death Benefit
OTHER CONTRACT PROVISIONS
Exercise of Contract Rights
Change of Ownership
Voting of Fund Shares
Periodic Reports
Substitution of Securities
Change in Operation of Variable Account
Splitting Units
Modification
Reservation of Rights
Right to Return
TAX CONSIDERATIONS
Deductibility of Purchase Payments
Pre-Distribution Taxation of Contracts
Distributions and Withdrawals from Non-Qualified Contracts
Distributions and Withdrawals from Qualified Contracts
Withholding
Investment Diversification and Control
Tax Treatment of the Company and the Variable Account
Qualified Retirement Plans
Pension and Profit-Sharing Plans
Tax-Sheltered Annuities
Individual Retirement Arrangements
Roth Individual Retirement Arrangements
Impact of Death Benefit, High Peak Feature and Guaranteed Minimum Withdrawal Benefit
ADMINISTRATION OF THE CONTRACTS
DISTRIBUTION OF THE CONTRACTS
PERFORMANCE INFORMATION
AVAILABLE INFORMATION
STATE REGULATION
LEGAL PROCEEDINGS
FINANCIAL STATEMENTS
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A -- GLOSSARY
APPENDIX B -- CALCULATION AND DEDUCTION OF INSURANCE CHARGES
APPENDIX C -- TERMINATION OF A TMD FUND
APPENDIX D -- GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES
APPENDIX E -- EXAMPLE FOR HIGHEST DAILY ACCUMULATION UNIT VALUE.

SPECIAL TERMS

Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

PRODUCT HIGHLIGHTS

The headings in this section correspond to headings in the Prospectus under which we discuss these topics in more detail.

The Annuity Contract

The High Peak 3 NY Variable Annuity Contract provides a number of important benefits for your retirement planning. During the Accumulation Phase, you make Payments under the Contract and allocate them to one or more Variable Account options. During the Income Phase, we make annuity payments to you or someone else based on the amount you have accumulated. The Contract provides tax-deferral so that you do not pay taxes on your earnings until you withdraw them. When purchased in connection with a tax-qualified plan, the Contract provides no additional tax-deferral benefits because tax-qualified plans confer their own tax-deferral. The Contract also provides a death benefit if the Owner dies during the Accumulation Phase and a Guaranteed Minimum Withdrawal Benefit.

The High Peak Feature

The High Peak 3 Annuity invests in target maturity date funds (the "TMD Funds"). If you hold your investment in a TMD Fund until it matures, then the High Peak 3 Annuity guarantees to pay you the highest daily unit value achieved over the life of the fund. The TMD Funds invest in a mix of equities, bonds and cash. This investment mix grows more conservative over the life of the fund. By increasing allocations to zero coupon bonds as the share value of the fund increases, the TMD Funds are designed to support the High Peak guarantee to preserve investment gains.

The Accumulation Phase

Under most circumstances, you can buy the Contract with an initial Purchase Payment of $10,000 or more. Currently, you can make additional purchase payments in any amount and at anytime until the date three years (1,096 days) prior to the Target Maturity Date. However, we reserve the right to limit additional Purchase Payments to at least $1,000 and the right to stop accepting additional purchase payments on the Contracts at any time. We will not normally accept a Purchase Payment if your Account Value is over $2 million or if the Purchase Payment would cause your Account Value to exceed $2 million.

Variable Account Options: The Funds

At issue, you allocate your Purchase Payments among the TMD Sub-Accounts of the Variable Account, each of which invests in a separate Target Maturity Date fund of the _______________Trust, an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). After the TMD Funds reach their Target Maturity Date, they are no longer available for investment and the Contract offers other Sub-Accounts that invest in mutual funds or series of a mutual fund (the "Post-TMD Funds"). Together, the TMD Funds and the Post-TMD Funds are hereinafter referred to as the "Funds." We guarantee certain investment returns on the TMD Sub-Accounts if held until the Target Maturity Date. The investment returns on the Post-TMD Sub-Accounts are not guaranteed. You can make or lose money.

You can make transfers among the Funds available to you at the time of transfer as described under the "Transfer Provision."

Fees and Expenses

The Contract has insurance features and investment features, and there are costs related to each.

During the Accumulation Phase, we deduct a monthly Administrative Expense Charge from your Account Value at an annual rate equal to 0.15% of your Account Value. We also deduct a monthly Mortality and Expense Risks Charges from your Account Value at an annual rate equal to 1.00% of your Account Value.

Currently, you can make 12 free transfers each year; however, we reserve the right to impose a charge of up to $15 per transfer.

In addition to the charges we impose under the Contract, there are also charges (which include management fees and operating expenses) imposed by the Funds, depending upon which Fund(s) you have selected.

The Guaranteed Minimum Withdrawal Benefit

At the Target Maturity Date, you may elect to participate in the Guaranteed Minimum Withdrawal Benefit (the "GMWB"). Provided you comply with certain requirements, this benefit guarantees that you can withdraw up to a specified amount every Contract Year that you are alive, even if your Account Value has been depleted. If you exceed the specified amount in any one Contract Year, the amount of your subsequent guaranteed lifetime withdrawals will be reduced.

The Income Phase: Annuity Provisions

If your Account Value is greater than zero on your Annuity Commencement Date, you can choose to receive regular income from your annuity by selecting one of several fixed Annuity Options. Subject to the maximum Annuity Commencement Date, you decide when your Income Phase will begin but, once it begins, you cannot change your choice of annuity payment options.

Death Benefit

If the Owner dies before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. The amount of the death benefit depends upon your age on the Open Date. If you are 81 or older on your Open Date, the death benefit is equal to the amount we would pay on a full surrender of your Contract. If you are 80 or younger on your Open Date, the death benefit pays the greater of the following amounts: (1) your Account Value on your Death Benefit Date, or (2) your total Purchase Payments, adjusted for partial withdrawals, as of your Death Benefit Date.

Withdrawals

You can withdraw money from your Contract during the Accumulation Phase. There are no charges assessed against any withdrawals taken.

Right to Return

Your Contract contains a "free look" provision. If you cancel your Contract within 10 days after receiving it, we will send you your Account Value as of the day we receive your cancellation request. (This amount may be more or less than the original Purchase Payment).

Tax Considerations

Your earnings are not taxed until you take them out. If you withdraw money during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59½ when you take money out, you may be charged a 10% federal tax penalty.

Other Annuity Contracts We Offer

In addition to the Contracts, we currently offer many other forms of annuity contracts with a wide variety of features, benefits, and charges. Some of the other contracts that we offer are similar to the Contracts except that they have lower periodic charges but impose withdrawal charges. This may or may not be more economical for you, depending on such factors as the timing and amount of any withdrawals that you make, the number of years until your Target Maturity Date, and the investment performance of the Fund(s) that you select. Not all of the annuity contracts that we offer are available in all jurisdictions or through all of the selling agents who offer the Contracts. You should consider with your selling agent what annuity contract or financial product is most consistent with your needs and preferences.

If you have any questions about your Contract or need more information, please contact us at:

     Sun Life Insurance and Annuity Company of New York
     P. O. Box 9133
     Wellesley Hills, Massachusetts 02481
     Toll Free (800) 447-7569

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

The table below describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options.

Contract Owner Transaction Expenses

Sales Load Imposed on Purchases (as a percentage of Purchase Payments):	0%

Maximum Withdrawal Charge (as a percentage of Purchase Payments):	0%

Maximum Fee Per Transfer (currently $0):	$15

Premium Taxes (as a percentage of Account Value or total Purchase Payments):	0% - 3.5%[1]

The tables below describe the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

Variable Account Annual Expenses (as a percentage highest Account Value during the Contract Year)2

Mortality and Expense Risks Charge:	1.05%
Administrative Expenses Charge:	0.15%

Total Variable Account Annual Expenses:	1.20%[3]

The table below shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

Total Annual Fund Operating Expenses of the TMD Funds (as a percentage of average daily Fund net assets)	Minimum	Maximum
(expenses that are deducted from Fund assets, include management fees, distribution and/or service (12b-1) fees, and other expenses)
Prior to any fee waiver or expense reimbursement[4]	[____%]	[ %]

Total Annual Fund Operating Expenses of the Post-TMD Funds (as a percentage of average daily Fund net assets)	Minimum	Maximum
(expenses that are deducted from Fund assets, include management fees, distribution and/or service (12b-1) fees, and other expenses)
Prior to any fee waiver or expense reimbursement[5]	0.60%	[3.04%]

[1]
The premium tax rate and base vary by your state of residence and the type of Contract you own. Currently, we deduct premium taxes from Account Value upon full surrender (including a surrender for the death benefit) or annuitization. (See "Contract Charges -- Premium Taxes.")

[2]	The charges shown are assessed and deducted monthly based upon the Account Value on each Contract Month. (See "APPENDIX C -- CALCULATION AND DEDUCTION OF INSURANCE CHARGES.")

[3]	These insurance charges are paid only during the Accumulation Period.

[4]
The expenses shown are estimates for 2007, based on the applicable expense reimbursements; no actual expenses are shown because the Funds will commence operations later in the year. The advisers and/or other service providers of these Funds have agreed to reduce their fees and/or reimburse the Funds' expenses in order to keep the Funds' expenses below specified limits.

[5]
The expenses shown are for the year ended December 31, 2006, and do not reflect any fee waiver and/or expense reimbursement. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through April 30, 2008. Other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.

THE ABOVE EXPENSES FOR THE FUNDS WERE PROVIDED BY THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, variable account annual expenses, and Fund fees and expenses, and are based on a sample Contract with the maximum possible fees.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangement of the Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$[_______]	$[_______]	$[_______]	$[_______]

(2)	If you annuitize your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$[_______]	$[_______]	$[_______]	$[_______]

(3)	If you do not surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$[_______]	$[_______]	$[_______]	$[_______]

The fee table and example should not be considered a representation of past or future expenses and charges of the Sub-Accounts. Your actual expenses may be greater or less than those shown. The example does not include the deduction of state premium taxes, which may be assessed upon full surrender, death or annuitization, or any taxes and penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the example is not intended to be representative of past or future investment performance. For more information about Fund expenses, including a description of any applicable fee waiver or expense reimbursement arrangement, see the prospectuses for the Funds.

CONDENSED FINANCIAL INFORMATION

The Contracts described in this Prospectus have not previously been made available for sale, and include fees, charges, and features that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this Prospectus. The financial statements for Sun Life Assurance Company of Canada (U.S.) for the Variable Account are in the Statement of Additional Information. No Separate Account financial statements have bee included because the Separate Account did not have any assets and had not commenced operations at the date hereof.

THE ANNUITY CONTRACT

Sun Life Insurance and Annuity Company of (N.Y.) and Sun Life (N.Y.) Variable Account N (the "Variable Account") offer the Contract on an individual basis for use in connection with retirement planning. We issue the Contract directly to the individual Contract Owner of the Contract.

In this Prospectus, unless we state otherwise, we address Owners of Individual Contracts as "you". For the purpose of determining benefits under the Contracts, we establish an Account for each Owner, which we will refer to as "your" Account.

Your Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make payments under the Contract and allocate them to one or more Variable Account options, and an Income Phase, during which we make payments based on the amount you have accumulated. Your Contract provides tax deferral, so that you do not pay taxes on your earnings under your Contract until you withdraw them. However, if you purchase your Contract in connection with a tax-qualified plan, your purchase should be made for reasons other than tax-deferral. Tax-qualified plans provide tax-deferral without the need for purchasing an annuity contract.

In addition, at the Target Maturity Date, you Contract provides a Guaranteed Minimum Withdrawal Benefit which allows you to withdraw up to a specified amount every Account Year that you are alive, even if your Account Value has been depleted.

Your Contract also provides a death benefit if the Owner dies during the Accumulation Phase. Finally, if you so elect, during the Income Phase we will make payments to you or someone else for life or for another period that you choose.

Because your benefits are invested in Variable Account investment options during the Accumulation Phase, your Account Value will change in response to changes in the return available from the different types of investments you select under your Contract. With these options, you assume all investment risk under the Contract, except that we guarantee certain investment returns on amounts you allocate to a TMD Sub-Account if held until the Target Maturity Date.

The Contract is designed for use in connection with personal retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contract is also designed so that it may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all others as "Non-Qualified Contracts." A qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. A decision to purchase an annuity contract should not be based on the assumption that the purchase of an annuity contract is necessary to obtain tax-deferral benefits under a qualified retirement plan.

COMMUNICATING TO US ABOUT YOUR CONTRACT

All materials sent to us, including Purchase Payments, must be sent to us at our Annuity Service Address as set forth at the beginning of this Prospectus. For all telephone communications, you must call (800) 447-7569.

Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Annuity Service Address. However, we will consider Purchase Payments, withdrawal requests, and transfer instructions to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

We are a stock life insurance company incorporated under the laws of New York on May 25, 1983. We do business primarily in New York. Our Home Office is located at 60 East 42nd Street, Suite 1115, New York, New York 10165.

We are ultimately controlled by Sun Life Financial Inc. ("Sun Life Financial"). Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, and Philippine stock exchanges.

THE VARIABLE ACCOUNT

We established the Variable Account as a separate account on November 9, 2006, pursuant to a resolution of our Board of Directors. The Variable Account funds the Contracts and other variable contracts which are offered by the Company and other affiliated and unaffiliated offerors. These other products may have features, benefits and charges that are different from those under the Contracts.

Under New York insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contracts described in this Prospectus and other variable annuity contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of the Company.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the underlying Funds. All amounts allocated by you to a Sub-Account will be used to purchase Fund shares at their net asset value. Any and all distributions made by the Funds with respect to the shares held by the Variable Account will be reinvested to purchase additional shares at their net asset value. Deductions from the Variable Account for cash withdrawals, annuity payments, death benefits, contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes will, in effect, be made by redeeming the number of Fund shares at their net asset value equal in total value to the amount to be deducted. The Variable Account will be fully invested in Fund shares at all times.

VARIABLE ACCOUNT OPTIONS

The Contract offers Sub-Accounts that invest in a number of Variable Account options.

Prior to the Target Maturity Date, the Contract offers only Sub-Accounts that invest in the TMD Funds of the __________Trust, an open-end management investment company. The _________Trust is composed of independent portfolios of securities (such as the TMD Funds), each of which has separate investment objectives and policies and is classified as a diversified fund under the Investment Company Act of 1940 ("the 1940 Act"). Each TMD Fund is a "target maturity date fund," a fund which seeks to achieve its investment objective by a specified date. Additional portfolios of securities may be added to the ________ Trust, which portfolios may or may not be made available for investments under the Contracts.

After the Target Maturity Date, the Contract offers only Sub-Accounts that invest in the Post-TMD Funds. Each Post-TMD Fund is a mutual fund, or a separate series of a mutual fund, registered under the 1940 Act.

More comprehensive information about the Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses"). The Fund Prospectuses should be read in conjunction with this Prospectus before you invest. A copy of each Fund Prospectus, as well as a Statement of Additional Information for Fund, may be obtained without charge from the Company by calling (800) 447-7569 or by writing to Sun Life Insurance and Annuity Company of New York, P.O. Box 9133, Wellesley Hills, Massachusetts 02481.

The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Owners and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

Certain publicly available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio manager(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

THE HIGH PEAK FEATURE

Your Contract Prior to the Target Maturity Date

The High Peak 3 Annuity invests in certain target maturity date funds. If you hold your investment in one or more of these funds until it matures, then the High Peak feature guarantees to pay you the highest daily unit value achieved over the life of the fund. The High Peak feature may not be appropriate for all investors. Before purchasing the High Peak 3 Annuity, you should carefully consider the following:

The High Peak feature may be appropriate for investors who

●	want to save money for a particular target date goal such as retirement
●	want exposure to equity markets while protecting their principal as well as their investment gains.
●	do not want to actively manage their investments.

The High Peak feature may be inappropriate for investors who

●	anticipate the need for frequent withdrawals.
●	want the flexibility to invest in a larger variety of funds.
●	are seeking high investment returns in exchange for sizable market risks.

At issue, you must allocate your Purchase Payment to one or more of the Sub-Accounts that invest in certain target maturity funds, the TMD Funds. A target maturity date fund is a fund that seeks to meet its investment objective within a prescribed period of time. The last day of that prescribed period of time is known as the "Target Maturity Date." The Target Maturity Date is the same for all Owners in each TMD Fund regardless of the Issue Dates of their Contracts. The highest daily Accumulation Unit Value is the same for all of your Purchase Payments regardless of the Issue Date of your Contract or the date of the Purchase Payment. (See "APPENDIX E -- EXAMPLE FOR HIGHEST DAILY ACCUMULATION UNIT VALUE.") If you keep your investment in the TMD Funds until the Target Maturity Date, then the High Peak feature guarantees that your Account Value on the Target Maturity Date will be equal to the greater of:

●	the sum of the "Target Maturity Date Values" of each of your TMD Sub-Accounts, and

●	the total amount of your Purchase Payments, reduced proportionally by partial withdrawals you have taken.

For each TMD Sub-Account, the Target Maturity Date Value is determined by multiplying the highest daily Accumulation Unit Value ("AUV") of that Sub-Account times the number of your Accumulation Units contained in that Sub-Account on the Target Maturity Date.

The TMD Funds invest in a mix of equities, bonds and cash. This investment mix grows more conservative over the life of the fund. By increasing allocations to zero coupon bonds as the share value of the fund increases, the TMD Funds are designed to support the High Peak guarantee to preserve investment gains. For more information on how the funds are managed, see the prospectuses for the TMD Funds.

The following five examples are intended to illustrate the way in which the High Peak feature works. They are for illustration only and should not be deemed typical of the actual performance of a TMD Fund. Each example includes deductions for insurance charges. For information about how the insurance charges are calculated and deducted, see "APPENDIX B -- CALCULATION AND DEDUCTION OF INSURANCE CHARGES."

Example 1: Assume you deposit $100,000 into a TMD Fund when it opens, you make no additional Purchase Payment or withdrawals, and you remain invested in this fund until the Target Maturity Date ten years later. Assume also that the TMD Fund experiences positive investment returns. During the ten-year period that you are invested in the TMD Fund, your Account Value would increase as follows:

								Target
					# of Units	# of Units	Current	Maturity	Adjusted
End of	Purchase		Current	Highest	Before	After	Account	Date	Purchase
Year	Payments	Withdrawal	AUV	AUV	Charges	Charges	Value	Value	Payments

0	$100,000	$0	10.000	10.000	10,000	10,000	$100,000	N/A.	$100,000
1	$0	$0	10.500	10.500	9,891	9,881	$103,747	N/A.	$100,000
2	$0	$0	11.025	11.025	9,773	9,763	$107,634	N/A.	$100,000
3	$0	$0	11.576	11.576	9,656	9,646	$111,667	N/A.	$100,000
4	$0	$0	12.155	12.155	9,541	9,531	$115,851	N/A.	$100,000
5	$0	$0	12.763	12.763	9,427	9,417	$120,192	N/A.	$100,000
6	$0	$0	13.401	13.401	9,314	9,305	$124,696	N/A.	$100,000
7	$0	$0	14.071	14.071	9,203	9,194	$129,368	N/A.	$100,000
8	$0	$0	14.775	14.775	9,093	9,084	$134,215	N/A.	$100,000
9	$0	$0	15.513	15.513	8,985	8,976	$139,244	N/A.	$100,000
10	$0	$0	16.289	16.289	8,878	8,869	$144,461	$144,461	$100,000

At the Target Maturity Date, we set your Account Value equal to the greater of

●	the number of Accumulation Units you have on the Target Maturity Date times the highest AUV attained, and

●	the total amount of your Purchase Payments reduced by partial withdrawals

In this example, you own 8,869 Accumulation Units on the Target Maturity Date. The highest AUV attained during the ten-year period was $16.289. Your Accumulation Units times the highest AUV equals $144,461. The sum of your deposits adjusted for withdrawals is $100,000. Therefore, your Account Value on the Target Maturity Date remains at $144,461.

Example 2: Assume you deposit $100,000 into a TMD Fund when it opens, you make no additional Purchase Payment or withdrawals, and you remain invested in this fund until the Target Maturity Date ten years later. In this case, assume that the TMD Fund experiences negative investment returns. During the ten-year period that you are invested in the TMD Fund, your Account Value would decrease as follows:

								Target
					# of Units	# of Units	Current	Maturity	Adjusted
End of	Purchase		Current	Highest	Before	After	Account	Date	Purchase
Year	Payments	Withdrawal	AUV	AUV	Charges	Charges	Value	Value	Payments

0	$100,000	$0	10.000	10.000	10,000	10,000	$100,000	N/A.	$100,000
1	$0	$0	9.500	10.000	9,891	9,881	$93,866	N/A.	$100,000
2	$0	$0	9.025	10.000	9,773	9,763	$88,109	N/A.	$100,000
3	$0	$0	8.574	10.000	9,656	9,646	$82,704	N/A.	$100,000
4	$0	$0	8.145	10.000	9,541	9,531	$77,631	N/A.	$100,000
5	$0	$0	7.738	10.000	9,427	9,417	$72,870	N/A.	$100,000
6	$0	$0	7.351	10.000	9,314	9,305	$68,400	N/A.	$100,000
7	$0	$0	6.983	10.000	9,203	9,194	$64,205	N/A.	$100,000
8	$0	$0	6.634	10.000	9,093	9,084	$60,266	N/A.	$100,000
9	$0	$0	6.302	10.000	8,985	8,976	$56,570	N/A.	$100,000
10	$0	$0	5.987	10.000	8,878	8,869	$53,100	$88,687	$100,000

In this example, like the prior example, you own 8,869 Accumulation Units on the Target Maturity Date; however, in this case, the highest AUV attained during the ten-year period was only $10.000. Your Accumulation Units times the highest AUV equals $88,687. The sum of your deposits adjusted for withdrawals is $100,000. Therefore, your Account Value on the Target Maturity Date is increased to $100,000 from its current value of $53,100.

Example 3: Assume you deposit $100,000 into a TMD Fund when it opens, you make no additional Purchase Payment or withdrawals, and you remain invested in this fund until the Target Maturity Date ten years later. In this case, assume that the TMD Fund experiences positive investment returns for the first five years and negative investment returns for the last 5 years. During the ten-year period that you are invested in the TMD Fund, your Account Value would decrease as follows:

								Target
					# of Units	# of Units	Current	Maturity	Adjusted
End of	Purchase		Current	Highest	Before	After	Account	Date	Purchase
Year	Payments	Withdrawal	AUV	AUV	Charges	Charges	Value	Value	Payments

0	$100,000	$0	10.000	10.000	10,000	10,000	$100,000	N/A.	$100,000
1	$0	$0	10.500	10.500	9,891	9,881	$103,747	N/A.	$100,000
2	$0	$0	11.025	11.025	9,773	9,763	$107,634	N/A.	$100,000
3	$0	$0	11.576	11.576	9,656	9,646	$111,667	N/A.	$100,000
4	$0	$0	12.155	12.155	9,541	9,531	$115,851	N/A.	$100,000
5	$0	$0	12.763	12.763	9,427	9,417	$120,192	N/A.	$100,000
6	$0	$0	12.125	12.763	9,314	9,305	$112,820	N/A.	$100,000
7	$0	$0	11.518	12.763	9,203	9,194	$105,900	N/A.	$100,000
8	$0	$0	10.943	12.763	9,093	9,084	$99,404	N/A.	$100,000
9	$0	$0	10.395	12.763	8,985	8,976	$93,307	N/A.	$100,000
10	$0	$0	9.876	12.763	8,878	8,869	$87,584	$113,189	$100,000

In this example, like the prior examples, you own 8,869 Accumulation Units on the Target Maturity Date; however, in this case, the highest AUV attained during the ten-year period was $12.763. Your Accumulation Units times the highest AUV equals $113,189. The sum of your deposits adjusted for withdrawals is $100,000. Therefore, your Account Value on the Target Maturity Date is increased to $113,189 from its current value of $87,584.

Example 4: Assume you deposit $100,000 into a TMD Fund when it opens, you make no additional Purchase Payments, you take a $15,000 withdrawals and the end of the first Contract Year, and you remain invested in this fund until the Target Maturity Date ten years later. In this case, assume that the TMD Fund experiences positive investment returns for the first five years and negative investment returns for the last 5 years. During the ten-year period that you are invested in the TMD Fund, your Account Value would decrease as follows:

								Target
					# of Units	# of Units	Current	Maturity	Adjusted
End of	Purchase		Current	Highest	Before	After	Account	Date	Purchase
Year	Payments	Withdrawal	AUV	AUV	Charges	Charges	Value	Value	Payments

0	$100,000	$0	10.000	10.000	10,000	10,000	$100,000	N/A.	$100,000
1	$0	$15,000	10.500	10.500	8,462	8,452	$88,747	N/A.	$85,556
2	$0	$0	11.025	11.025	8,360	8,351	$92,072	N/A.	$85,556
3	$0	$0	11.576	11.576	8,260	8,252	$95,522	N/A.	$85,556
4	$0	$0	12.155	12.155	8,161	8,153	$99,101	N/A.	$85,556
5	$0	$0	12.763	12.763	8,064	8,056	$102,814	N/A.	$85,556
6	$0	$0	12.125	12.763	7,968	7,960	$96,508	N/A.	$85,556
7	$0	$0	11.518	12.763	7,873	7,865	$90,588	N/A.	$85,556
8	$0	$0	10.943	12.763	7,779	7,771	$85,032	N/A.	$85,556
9	$0	$0	10.395	12.763	7,686	7,678	$79,816	N/A.	$85,556
10	$0	$0	9.876	12.763	7,594	7,586	$74,921	$96,824	$85,556

In this example, you own 7,586 Accumulation Units on the Target Maturity Date. The highest AUV attained during the ten-year period was $12.763. Your Accumulation Units times the highest AUV equals $92,824. The sum of your deposits adjusted for withdrawals is $85,556. Therefore, your Account Value on the Target Maturity Date is increased to $96,824 from its current value of $74,291.

Example 5: Assume you deposit $100,000 into a TMD Fund when it opens, you make a $20,000 Purchase Payment at the end of Contract Year 7, you take no withdrawals, and you remain invested in this fund until the Target Maturity Date ten years later. In this case, assume that the TMD Fund experiences positive investment returns for the first five years and negative investment returns for the last 5 years. During the ten-year period that you are invested in the TMD Fund, your Account Value would decrease as follows:

								Target
					# of Units	# of Units	Current	Maturity	Adjusted
End of	Purchase		Current	Highest	Before	After	Account	Date	Purchase
Year	Payments	Withdrawal	AUV	AUV	Charges	Charges	Value	Value	Payments

0	$100,000	$0	10.000	10.000	10,000	10,000	$100,000	N/A.	$100,000
1	$0	$0	10.500	10.500	9,891	9,881	$103,747	N/A.	$100,000
2	$0	$0	11.025	11.025	9,773	9,763	$107,634	N/A.	$100,000
3	$0	$0	11.576	11.576	9,656	9,646	$111,667	N/A.	$100,000
4	$0	$0	12.155	12.155	9,541	9,531	$115,851	N/A.	$100,000
5	$0	$0	12.763	12.763	9,427	9,417	$120,192	N/A.	$100,000
6	$0	$0	12.125	12.763	9,314	9,305	$112,820	N/A.	$100,000
7	$20,000	$0	11.518	12.763	10,939	10,930	$125,900	N/A.	$120,000
8	$0	$0	10.943	12.763	10,811	10,800	$118,177	N/A.	$120,000
9	$0	$0	10.395	12.763	10,682	10,671	$110,929	N/A.	$120,000
10	$0	$0	9.876	12.763	10,554	10,544	$104,125	$134,566	$120,000

In this example, you own 10,544 Accumulation Units on the Target Maturity Date. The highest AUV attained during the ten-year period was $12.763. Your Accumulation Units times the highest AUV equals $134,566. The sum of your deposits adjusted for purchase payments is $120,000. Therefore, your Account Value on the Target Maturity Date is increased to $134,566 from its current value of $104,125.

Your Contract after the Target Maturity Date

No later than thirty days after the Target Maturity Date, you must decide whether you will participate in the Guaranteed Minimum Withdrawal Benefit ("GMWB"). (See "Guaranteed Minimum Withdrawal Benefit.") If you have not elected to participate in the GMWB by the Target Maturity Date, then on the Target Maturity Date, your entire Account Value will be automatically transferred to the Money Market Sub-Account, and no other Sub-Accounts will be available to you unless you elect to participate in the GMWB within thirty days after the Target Maturity Date. If you elect to participate in the GMWB, then on the Activation Date, as defined under "The Guaranteed Minimum Withdrawal Benefit," your entire Account Value will be transferred, at your direction, to one or more of the Post-TMD Sub-Accounts that invest in the Designated Funds. In either event, on the Target Maturity Date, the TMD Funds will terminate, and the transfer of your Account Value to one or more of the Post-TMD Funds will not be counted against the transfers limitations permitted under your Contract.

Your Contract If a Fund Terminates

We anticipate that all TMD Funds will continue until their Target Maturity Dates. If, however, one or more of the TMD Funds that you are invested in terminate at anytime prior to its Target Maturity Date, the High Peak feature will change. See "APPENDIX D -- TERMINATION OF A TMD FUND" for more details.

THE ACCUMULATION PHASE

During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or the Owner dies before the Annuity Commencement Date.

Issuing Your Contract

When you purchase a Contract, a completed Application and the initial Purchase Payment are sent to us for acceptance.

We will credit your initial Purchase Payment to your Account within 2 business days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 business days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 business days of when the Application is complete.

Amount and Frequency of Purchase Payments

The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000. Currently, additional Purchase Payments can be made at anytime prior to the Target Maturity Date. Although there is currently no minimum amount for additional Purchase Payments, we reserve the right to limit each additional Purchase Payment to at least $1,000. We also reserve the right to close any TMD Fund to any additional Purchase Payments at any time. In addition, we will not accept a Purchase Payment if your Account Value is over $2 million, or if the Purchase Payment would cause your Account Value to exceed $2 million, unless we have approved the Payment in advance.

Allocation of Net Purchase Payments

You may allocate your Purchase Payments among the Sub-Accounts currently available. Different Sub-Accounts are available before and after the Target Maturity Date.

In your Application, you may specify the percentage of each Purchase Payment to be allocated to each TMD Sub-Account. These percentages are called your allocation factors. Your allocation factors will remain in effect as long as your selected Sub-Accounts continue to be available for investment. You may, however, change the allocation factors for future Payments by sending us notice of the change in a form acceptable to us. We will use your new allocation factors for the first Purchase Payment we receive with (or after we have received notice of) the change, and for all future Purchase Payments, until we receive another change notice. Note that at all times prior to the Target Maturity Date, your Account Value must be invested in TMD Funds with the same Target Maturity Date

Although it is currently not our practice, we may deduct applicable premium taxes or similar taxes from your Purchase Payments (see "Contract Charges - Premium Taxes"). In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

Your Account

When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

Account Value

     Accumulation Units

In order to calculate your Account Value, we use a measure called an "Accumulation Unit" for each Sub-Account. Your Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Accumulation Units for that Sub-Account times the value of each Unit.

     Accumulation Unit Value

The value of each Accumulation Unit in a Sub-Account (the "Accumulation Unit Value" or "AUV") reflects the net investment performance of that Sub-Account. We determine that AUV once on each day that the New York Stock Exchange is open for trading, at the close of trading, which is currently 4:00 p.m., Eastern Time. (The close of trading is determined by the New York Stock Exchange.) We also may determine AUV of a Sub-Account on days the Exchange is closed if there is enough trading in securities held by that Sub-Account to materially affect its AUV. Each day we make a valuation is called a "Business Day." The period that begins at the time Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a Valuation Period. On days other than Business Days, the value of an Accumulation Unit does not change.

To measure these values, we use a factor - which we call the Net Investment Factor - which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the AUV for a Sub-Account is equal to that Sub-Account's AUV at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing (1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period.

For a hypothetical example of how we calculate Accumulation Unit Value, see the Statement of Additional Information.

     Crediting and Canceling Accumulation Units

When we receive an allocation to a Sub-Account, either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Accumulation Units. Similarly, we cancel Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Accumulation Units credited or canceled by dividing the dollar amount of the transaction or charge by the Accumulation Unit Value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

Transfer Privilege

     Permitted Transfers

Prior to the Target Maturity Date, you may transfer all or part of your Account Value among the available TMD Funds, as long as those funds are still open to your Contract for investment. At all times, however, your Account Value must be invested in TMD Funds with the same Target Maturity Date. After the Target Maturity Date, you may transfer all or part of your Account Value to one or more Sub-Accounts then available for that purpose.

At all times, during the Accumulation Phase, transfers are subject to the following restrictions:

●	you may not make more than 12 transfers in any Contract Year;

●	at least 6 days must elapse between transfers;

●	you may not transfer from a TMD Sub-Account to another TMD Sub-Account with an earlier Target Maturity Date;

●	you may not transfer into a TMD Sub-Account with a Target Maturity Date later than the Maximum Annuity Commencement Date;

●	transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Fund; and

●	we impose additional restrictions on market timers, which are further described below.

These restrictions do not apply to transfers made under the Optional Systematic Withdrawal Program. At our discretion, we may waive some or all of these restrictions.

We reserve the right to waive these restrictions and exceptions at any time. Any change will be applied uniformly. We will notify you of any change prior to its effectiveness.

There is currently no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Under current law there is no tax liability for transfers.

     Requests for Transfers

You may request transfers in writing or by telephone. If the request is received before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m., the transfer will be effective that day. The telephone transfer privilege is available automatically during regular business hours before 4:00 p.m. Eastern Time, and does not require your written election. We will require personal identifying information to process a request for transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

Your transfer request will be effective as of the close of the Business Day if we receive your transfer request before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. Otherwise, your transfer request will be effective on the next Business Day.

     Short-Term Trading

The Contracts are not designed for short-term trading. If you wish to employ such strategies, do not purchase a Contract. Transfer limits and other restrictions, described below, are subject to our ability to monitor transfer activity. Some Owners and their third party intermediaries engaging in short-term trading may employ a variety of strategies to avoid detection. Despite our efforts to prevent short-term trading, there is no assurance that we will be able to identify such Owners or intermediaries or curtail their trading. A failure to detect and curtail short-term trading could result in adverse consequences to the Owners. Short-term trading can increase costs for all Owners as a result of excessive portfolio transaction fees. In addition, short-term trading can adversely affect a Fund's performance. If large amounts of money are suddenly transferred out of a Fund, the Fund's investment adviser cannot effectively invest in accordance with the Fund's investment objectives and policies.

The Company has policies and procedures to discourage frequent transfers of contract value. As described above under "Transfer Privilege," such policies include limiting the number and timing of certain transfers, subject to exceptions described in that section and exceptions designed to protect the interests of individual Owners. The Company also reserves the right to charge a fee for transfers.

Short-term trading activities whether by the Owner or a third party authorized to initiate transfer requests on behalf of Owner(s) may be subject to other restrictions as well. For example, we reserve the right to take actions against short-term trading which restrict your transfer privileges more narrowly than the policies described under "Transfer Privilege," such as requiring transfer requests to be submitted in writing through regular first-class U.S mail (e.g., no overnight, priority or courier delivery allowed), and refusing any and all transfer instructions.

If we determine that a third party acting on your behalf is engaging (alone or in combination with transfers effected by you directly) in a pattern of short-term trading, we may refuse to process certain transfers requested by such a third party. In particular, we will treat as short-term trading activity and refuse to process any transfer that is requested by an authorized third party within 6 days of a previous transfer (whether the earlier transfer was requested by you or a third party acting on your behalf). We may also impose special restrictions on third parties that engage in reallocations of contract values by limiting the frequency of the transfer, requiring advance notice of the transfer pursuant to in-force service agreements, and reallocating or exchanging 100% of the values in the redeeming sub-accounts.

We will provide you written notification of any restrictions imposed.

In addition, some of the Funds reserve the right to refuse purchase or transfer requests from the Variable Account if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective and policies, or the request is considered to be part of a short-term trading strategy. Accordingly, the Variable Account may not be in a position to effectuate some transfers with such Funds and, therefore, will be unable to process such transfer requests.

We reserve the right to waive short-term trading restrictions, where permitted by law and not adverse to the interests of the relevant underlying Fund and other shareholders, in the following instances:

●	when a new broker of record is designated for the Contract;

●	when the Owner changes;

●	when control of the Contract passes to the designated beneficiary upon the death of the Owner or Annuitant;

●	when necessary in our view to avoid hardship to a Owner; or

●	when underlying Funds are dissolved or merged or substituted.

If short-term trading results as a consequence of waiving the restrictions against short-term trading, it could expose Owners to certain risks. The short-term trading could increase costs for all Owners as a result of excessive portfolio transaction fees. In addition, the short-term trading could adversely affect a Fund’s performance. If large amounts of money are suddenly transferred out of a Fund, the Fund’s investment adviser cannot effectively invest in accordance with the Fund’s investment objectives and policies. Unless the short-term trading policy and the permitted waivers of that policy are applied uniformly, some Owners may experience a different application of the policy and therefore may experience some of these risks. We uniformly apply the short-term trading policy and the permitted waivers of that policy to all Contracts. If we did not do so, some Owners could experience a different application of the policy and therefore may be treated unfairly. Too much discretion on our part in allowing the waivers of short-term trading policy could result in an unequal treatment of short-term traders by permitting some short-term traders to engage in short-term trading while prohibiting others from doing the same.

Credits

We may credit additional amounts in certain situations. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Owner, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements.

Systematic Withdrawal Program

You may choose to participate in our Systematic Withdrawal Program. Under the Systematic Withdrawal Program, you determine the amount and frequency of regular withdrawals you would like to receive from your Account Value and we will affect them automatically. Withdrawals may be included as income and subject to a 10% federal tax penalty. You should consult a qualified tax professional before choosing these options. We reserve the right to limit the election of this program to Contracts with a minimum Account Value of $10,000.

You may change or stop this program at any time, by written notice to us.

WITHDRAWALS
Cash Withdrawals

     Requesting a Withdrawal

At any time during the Accumulation Phase you may withdraw in cash all or any portion of your Account Value. To make a withdrawal (other than a Systematic Withdrawal) you must send us a written request at our Annuity Service Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to receive.

Withdrawals also may have adverse federal income tax consequences, including a 10% penalty tax. (See "Tax Considerations.") You should carefully consider these tax consequences before requesting a cash withdrawal.

     Full Withdrawals

If you request a full withdrawal, we will pay you the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request.

A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

     Partial Withdrawals

When you request a partial withdrawal, we will deduct the actual amount specified in your request from your Account Value.

You may specify the amount you want withdrawn from each Sub-Account to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your Account Value at the end of the Valuation Period during which we receive your request.

Partial withdrawals may reduce the death benefit amount (see "Amount of Death Benefit."), the minimum Account Value guaranteed at your Target Maturity Date (see "THE HIGH PEAK FEATURE"), and the amount of your Guaranteed Minimum Withdrawal Benefit (see "The Guaranteed Minimum Withdrawal Benefit").

     Time of Payment

We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted to defer payment under the Investment Company Act of 1940 and applicable New York state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:

●	when the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

●	when it is not reasonably practical to dispose of securities held by the Fund or to determine the value of the net assets of the Fund, because an emergency exists; and

●	when an SEC order permits us to defer payment for the protection of Owners.

     Withdrawal Restrictions for Qualified Plan

If your Contract is a Qualified Contract, you should carefully check the terms of your retirement plan for limitations and restrictions on cash withdrawals.

Special restrictions apply to withdrawals from Contracts used for Section 403(b) annuities. (See "Tax Considerations - Tax-Sheltered Annuities.")

CONTRACT CHARGES

Administrative Expense Charge

During the Accumulation Phase, we deduct a monthly Administrative Expense Charge from your Account Value at an annual rate equal to 0.15% of your Account Value. This charge, taken at the end of each Contract Month, is equal to your current Account Value times 0.0125% (one twelfth of the 0.15% annual charge). ("Contract Months" are one-month periods with the first Contract Month beginning on your Issue Date.) This charge is designed primarily to reimburse us for expenses we incur in administering the Contracts and the Variable Account. Depending on the amount of such expenses that we incur, we expect that we may earn a profit from this charge. If so, we may use any such profit for any proper corporate purpose, including payment of marketing, distribution and other expenses in connection with the Contracts.

Mortality and Expense Risks Charge

During the Accumulation Phase, we also deduct a monthly mortality and expense risks charge from your Account Value at an annual rate equal to 1.05% of your Account Value. This charge, taken at the end of each Contract Month, is equal to your current Account Value times 0.08750% (one twelfth of the 1.05% annual charge). We assume numerous mortality and expense risks under the Contracts. These risks include, but are not limited to, (1) the risk that arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live, (2) the risk that arises from our obligation to pay a death benefit upon the death of the Owner prior to the Annuity Commencement Date, including in cases where the death benefit is greater than the Account Value, (3) the risk that arises from our obligation to pay the Guaranteed Minimum Withdrawal Benefit for as long as you live, if you are eligible for and select that benefit, regardless of whether your Account Value falls to zero, (4) the risk that arises from our guarantee of the amount of your Account Value on the Target Maturity Date, regardless of investment performance prior to that time, and (5) the risk that our administrative costs in connection with the Contracts will exceed the amount of revenues that we receive from the administrative expense charge. If the amount the mortality and expense risks charge is insufficient to cover the our costs resulting from these and other mortality and expense risks that we assume, we will bear the loss. If the amount of the charge is more than sufficient to cover such costs, we will make a profit on the charge. To the extent that we do make a profit from this charge, we may use this profit for any proper corporate purpose, including the payment of administrative, marketing, distribution, and other expenses in connection with the Contracts.

Premium Taxes

In New York there is no premium tax. However, if an Owner or Payee is not a New York resident, a premium tax may be imposed, depending upon where the Owner or Payee resides. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a qualified tax professional to find out if you could be subject to a premium tax and the amount of any tax.

In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

Fund Expenses

There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund's prospectus and related Statement of Additional Information.

THE GUARANTEED MINIMUM WITHDRAWAL BENEFIT

You may elect to participate in the Guaranteed Minimum Withdrawal Benefit (the "GMWB" or the "Benefit") any time prior to the 30th day after the Target Maturity Date. You can participate in the GMWB only if all of your Account Value remains invested in certain funds that we make available for the GMWB (the "Designated Funds"). The currently-available Designated Funds are listed on the first page of this prospectus. We reserve the right to add or delete Designated Funds for both new and existing Contracts, subject to any required regulatory approvals. There is no additional fee assessed for participation in the Benefit.

We use the following definitions to describe how the GMWB works:

Activation Date:	The later of the Target Maturity Date and the date you elect to participate in the GMWB.

Lifetime Benefit Base:	The amount used to calculate your Annual Withdrawal Amount. Partial withdrawals in excess of the Annual Withdrawal Amount reduce the Lifetime Benefit Base.

GMWB Effective Date:	The later of the Activation Date and the date you attain age 59½.

Annual Withdrawal Amount:
The maximum amount guaranteed for annual withdrawal during your lifetime. The Lifetime Annual Amount is equal to a percentage of your Lifetime Benefit Base dependent upon your age on the GMWB Effective Date.

You and Your:	Under the GMWB, the terms "you" and "your" refer to the oldest Owner . In the case of a non-natural Owner, these terms refer to the oldest Annuitant.

Provided that you comply with certain requirements, the GMWB guarantees that, beginning on the GMWB Effective Date, you can withdraw up to your Annual Withdrawal Amount every Contract Year that you are alive, even if your Account Value has been depleted. If you exceed your Annual Withdrawal Amount in any one Contract Year, the amount of your subsequent guaranteed lifetime withdrawals will be reduced in the manner discussed under "Withdrawals Under the GMWB."

The GMWB may not be appropriate for all investors. You should carefully consider the following before investing in the High Peak 3 Annuity:

The GMWB may be appropriate for investors who

●	want lifetime income guarantees.
●	can wait until age 59½ to begin receiving the lifetime income amounts.

The GMWB may be inappropriate for investors who

●	anticipate the need for excess withdrawals (i.e., withdrawals in excess of those permitted annually under the terms of the GMWB).
●	want the flexibility to invest in funds other than the "Designated Funds," described below.

To calculate your Annual Withdrawal Amount, we must first determine your Lifetime Benefit Base. The Lifetime Benefit Base equals your Account Value on the Target Maturity Date (after determining your Target Maturity Date Values described under "THE HIGH PEAK FEATURE"), reduced by the amount of any partial withdrawals taken between the Target Maturity Date and the GMWB Effective Date.

The Lifetime Annual Amount is then calculated as a percentage of your Lifetime Benefit Base, based your age on the GMWB Effective Date, as follows:

Your Age on the GMWB Effective Date	Annual Withdrawal Amount
59½-64	5.0%
65-69	5.5%
70-74	6.0%
75-79	6.5%
80-84	7.0%
85 and over	7.5%

You are not required to make any withdrawals after you have elected the GMWB; however, each time you make a withdrawal, we determine whether the withdrawal has exceeded the Annual Withdrawal Amount. If you have exceeded the Annual Withdrawal Amount, we reduce your Lifetime Benefit Base. In any one Contract Year, therefore, withdrawals in excess of your Annual Withdrawal Amount will reduce, and may even eliminate, your future guaranteed withdrawals.

Withdrawals Under the GMWB

To maximize the value of your GMWB, in any one Contract Year, you may withdraw no more than your Annual Withdrawal Amount. Under this scenario, your Lifetime Benefit Base and your Annual Withdrawal Amount will remain unchanged. In other words, you will be able to take the same maximum amount each year as long as you live.

If, however, in any one Contract Year, you withdraw more than your current Annual Withdrawal Amount, the dollar value of your Lifetime Benefit Base will be reduced and your future Annual Withdrawal Amount will be less. Here is how we calculate the benefit reduction. First, we determine your new Lifetime Benefit Base to be the lesser of:

●	your previous Lifetime Benefit Base reduced dollar-for-dollar by the amount of the excess withdrawal, and

●	your Account Value after the withdrawal.

We then determine your new Annual Withdrawal Amount based upon (1) your age on the GMWB Effective Date, using the same chart as shown above, and (2) your new, reduced Lifetime Benefit Base.

Your Annual Withdrawal Amount is not cumulative. That is to say, the unused (not withdrawn) portion of your Annual Withdrawal Amount in any Contract Year cannot be applied in future years to increase your Annual Withdrawal Amount.

In general, when participating in the GMWB, you should keep the following in mind:

●	A withdrawal in excess of the Annual Withdrawal Amount will reduce, or might even eliminate, your GMWB.

●	A withdrawal taken before you are age 59½ is considered a withdrawal in excess of your Annual Withdrawal Amount and may also be subject to a 10% federal tax penalty.

●	If you withdraw more than your Annual Withdrawal Amount and, in the same Contract Year, your Account Value drops to zero , your benefits under GMWB will terminate.

●
If your Account Value drops to zero but you did not, in the same Contract Year, withdraw more than your Annual Withdrawal Amount, your GMWB will continue. However, no death benefit or annuity benefits will be payable, and all benefits under your Contract, except the right to continue annual withdrawals under this rider, will terminate. You will then receive the Annual Withdrawal Amount each year while you are alive.

Your Death under the GMWB

On the death of any Owner, your GMWB will terminate. Your Beneficiary will be entitled to receive one of the options under the Death Benefit provision of your Contract. If the surviving spouse is the sole Beneficiary, the surviving spouse will be entitled to continue the Contract under the "spousal continuation" provision described under "DEATH BENEFIT," but the GMWB will not be available under spousal continuation.

Annuitization under the GMWB

If, any time on or before the Annuity Commencement Date, your Account Value becomes zero but your Lifetime Benefit Base is greater than zero, we will pay your Annual Withdrawal Amount until your death. If the Annual Withdrawal Amount is below $250, however, we may commute to a lump sum payment equal to your Annual Withdrawal Amount divided by the fixed single life annuity factor for your current attained age, using the factor currently used for annuitizations under your Contract.

If, on the Annuity Commencement Date, your Account Value is greater than zero, you may elect to

●	Surrender your Contract and receive the Account Value, or

●	Annuitize your Account Value under any of the available annuity options under your Contract.

If you fail to make an election, we will annuitize any remaining Account Value as a single life annuity. In this situation, if you are the sole Annuitant, the annualized annuity payment will not be less than the Annual Withdrawal Amount that would have been payable immediately prior to the Annuity Commencement Date.

Tax Issues under the GMWB

If your Contract is a Non-Qualified Contract, it is possible that the election of the GMWB might increase the taxable portion of any withdrawal you make.

If your Contract is a Qualified Contract, the retirement plan governing that Qualified Contact may be subject to certain Required Minimum Distribution ("RMD") provisions imposed by the Internal Revenue Code (the "Code") and IRS regulations (collectively, the "Federal Tax Laws"). These RMD provisions require that a yearly amount be distributed from the retirement plan beginning generally in the calendar year in which you attain age 70½. Your failure to withdraw your yearly RMD amount from your retirement plan could result in adverse tax treatment. Because for certain retirement plans we do not know what assets are held by the plan, we assume for all plans that the Qualified Contract is the only asset and we determine a yearly RMD amount for only this Contract ("Yearly RMD Amount").

When you elect to participate in the GMWB, you may withdraw annual amounts up to the Yearly RMD Amount without affecting your GMWB, subject to the conditions stated below. In the event that your Yearly RMD Amount attributable to your Contract is greater than your Annual Withdrawal Amount, we are currently waiving the withdrawal provisions under the GMWB as follows. If you withdraw all or a portion of your Qualified Contract's Yearly RMD Amount from the Contract while participating in the GMWB, we reduce your Account Value and your Annual Withdrawal Amount, dollar for dollar, by the amount of the withdrawal to a value not less than zero. We will not, however, penalize you if the current Federal Tax Laws require you to withdraw from your Contract an amount greater than your Annual Withdrawal Amount. In other words, if a Yearly RMD Amount exceeds your Annual Withdrawal Amount, we will reduce your Account Value and your Annual Withdrawal Amount, but we will not reduce your Lifetime Benefit Base, provided that

●
you withdraw your Qualified Contract's first Yearly RMD Amount in the calendar year you attain age 70½ rather than postponing the withdrawal of that Amount until the first quarter of the next calendar year, and

●	you do not make any withdrawal from your Qualified Contract that would result in you receiving, in any Contract Year, more than one calendar year's Yearly RMD Amount.

If there is any change to the current Code or IRS rules governing the timing or determination of RMD Amounts (including, but not limited to, amendments to the current IRS regulations or the issuance of IRS guidance), we reserve the right, in our sole discretion, to reduce your Annual Withdrawal Amount and Lifetime Benefit Base, or both of these amounts, per the terms of the Contract regarding excess withdrawals (see "Withdrawals Under the GMWB"), when a Yearly RMD Amount withdrawn from your Contract exceeds your Annual Withdrawal Amount.

Please refer to " Impact of Death Benefit, High Peak Feature and Guaranteed Minimum Withdrawal Benefit " under "TAX CONSIDERATIONS" for more information regarding these and other tax issues that you should consider before electing to participate in GMWB.

Cancellation of the GMWB

Transfers between the available Sub-Accounts are permitted as described under the "Transfer Privilege." If, however, you transfer some or all of your Account Value out of one of the Designated Funds, the GMWB will be automatically cancelled. An assignment of ownership of the Contract will also cancel the Benefit. Once the GMWB is cancelled, it cannot be reinstated.

DEATH BENEFIT

If the Owner dies during the Accumulation Phase, we will pay a death benefit to the designated Beneficiary(ies), using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death of the Owner, we will pay the death benefit to the Owner, or, if the Owner is not then living, in one sum to the Owner’s estate. We do not pay a death benefit if the Owner dies during the Income Phase. However, the Beneficiary will receive any payments provided under an Annuity Option that is in effect. If your Contract names more than one Owner, we will pay the Death Benefit on the death of the first Owner to die.

Amount of Death Benefit

To calculate the amount of the death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive proof of the Owner’s death in an acceptable form ("Due Proof of Death") if you have elected a death benefit payment method before the Owner’s death and it remains effective. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we reserve the right to provide lump sum payment to your Beneficiary.

The amount of the death benefit is determined as of the Death Benefit Date.

If the Owner was 80 or younger on your Open Date, the death benefit will be the greater of the following amounts:

(1)	your Account Value for the Valuation Period during which the Death Benefit Date occurs;

(2)	your total Purchase Payments adjusted for partial withdrawals (as described in "Calculating the Death Benefits") as of the Death Benefit Date.

If the Owner was 81 or older on your Issue Date, the death benefit is equal to the amount we would pay if you had surrendered your entire Account on the Death Benefit Date. Because this amount will reflect any applicable withdrawal charges, it may be less than your Account Value.

If your Contract is a traditional Individual Retirement Annuity or a 403(b) TSA annuity, required minimum distributions under the Internal Revenue Code may affect the value of your death benefit. Please refer to "Required Minimum Distribution Requirements for Tax-Sheltered Annuities and Traditional Individual Retirement Annuities" under "TAX CONSIDERATIONS" for more information regarding tax issues that you should consider before choosing a death benefit.

Spousal Continuance

If your spouse is your Beneficiary and you are the Owner, upon your death your spouse may elect to continue the Contract as the Owner, rather than receive the death benefit. In that case, the death benefit provisions of the Contract will not apply until the death of your spouse . All Contract provisions will continue as if your spouse had purchased the Contract on the Death Benefit Date with a deposit equal to the death benefit amount, except that the GMWB is no longer applicable. For purposes of calculating death benefits and expenses from that date forward, your spouse’s age on the original effective date of the Contract will be used. Upon surrender or annuitization, this step-up to the spouse will not be treated as premium, but will be treated as income.

Calculating the Death Benefit

In calculating the death benefit amount payable under death benefit formula (2), above, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

Under death benefit formula (2), above, your Account Value may be increased by the excess, if any, of that amount over your Account Value for the Valuation Date during which the Death Benefit Date occurs. Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Such increase will be made only if the Beneficiary elects to annuitize, to defer annuitization, or to continue the Contract.

Method of Paying Death Benefit

The death benefit may be paid in a single cash payment or as a fixed annuity, under one of our Annuity Options. We describe the Annuity Options in this Prospectus under "The Income Phase - Annuity Provisions."

During the Accumulation Phase, you may elect the method of payment for the death benefit. These elections are made by sending us at our Annuity Service Address an election form, which we will provide. If no such election is in effect on the date of death of the Owner, the Beneficiary may elect either a single cash payment or an annuity. If you are the Owner and the Beneficiary is your spouse, the Beneficiary may elect to continue the Contract. This election is made by sending us a letter of instruction. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Beneficiary shall be deemed to have elected to defer receipt of payment under any death benefit option until written election is submitted to the Company or a distribution is required by law. If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant/Payee under the terms of that Annuity Option (see "The Income Phase - Annuity Provisions").

Non-Qualified Contracts

If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death, or (2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

The person you have named as Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living and no contingent beneficiary has been named, the surviving Owner, if any, or the estate of the deceased Owner automatically becomes the designated beneficiary.

If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Owner. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. The special distribution rules will then apply on the death of your spouse. To understand what happens when your spouse continues the Contract, see "Spousal Continuance," above.

During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

If the Owner is not a natural person, these distribution rules apply upon the death or removal of any Annuitant.

Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

Selection and Change of Beneficiary

You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

Payment of Death Benefit

Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

THE INCOME PHASE - ANNUITY PROVISIONS

During the Income Phase, we make regular monthly payments to the Annuitant.

The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option(s) you have selected, and we make the first annuity payment.

Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option(s) selected. You may request a full withdrawal before the Annuity Commencement Date. (See "Withdrawals.")

Selection of the Annuitant(s)

You select the Annuitant in your Application. The Annuitant is the person who receives annuity payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Option(s) refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant, and the Annuitant dies before the Income Phase, you become the Annuitant.

When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Payee of the annuity payment.

Selection of the Annuity Commencement Date

You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:

●	The earliest possible Annuity Commencement Date is the first day of the second month following your Contract Date.

●
The latest possible Annuity Commencement Date is the first day of the first month following the later of the Annuitant's 90th birthday and the end of the 10th Contract Year. If there is a Co-Annuitant, the Annuity Commencement Date applies to the younger of the Annuitant and Co-Annuitant.

●	The Annuity Commencement Date must always be the first day of a month.

You may change the Annuity Commencement Date from time to time by sending us written notice, in a form acceptable to us, with the following additional limitations:

●	We must receive your notice, in good order, at least 30 days before the current Annuity Commencement Date.

●	The new Annuity Commencement Date must be at least 30 days after we receive the notice.

There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70½ (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70½).

Annuity Options

We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option is available only for a Fixed Annuity. We may also agree to other settlement options, at our discretion.

     Annuity Option A - Life Annuity

We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

     Annuity Option B - Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain

We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate will be based on the interest rate we used to determine the amount of each payment.

     Annuity Option C - Joint and Survivor Annuity

We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the last survivor dies. There is no provision for continuance of any payments to a Beneficiary.

Selection of Annuity Option

You select one of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain. There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

Remember that the Annuity Options may not be changed once annuity payments begin.

Amount of Annuity Payments

     Adjusted Account Value

The Adjusted Account Value is the amount we apply to provide an Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day immediately prior to the Annuity Commencement Date and deducting any applicable premium tax or similar tax, if not previously deducted.

     Annuity Payments

Annuity payments are the same each month. We determine the dollar amount of each Annuity payment using your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable (see "Annuity Payment Rates").

     Minimum Payments

If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

Annuity Payment Rates

The Contract contains Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of a monthly Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract.

The Annuity Payment Rates may vary according to the Annuity Option(s) elected and the adjusted age of the Annuitant. The Contract also describes the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Options A, B and C is the Annuity 2000 Table.

Annuity Options as Method of Payment for Death Benefit

You or your Beneficiary may also select an Annuity Option to be used in the event of the Annuitant's death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant/Payee. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

OTHER CONTRACT PROVISIONS

Exercise of Contract Rights

A Contract belongs to the individual to whom the Contract is issued. All Contract rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only before the Annuity Commencement Date, except as the Contract otherwise provides.

The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Owner prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

Change of Ownership

Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under Section 408 of the Internal Revenue Code for the benefit of the Owner; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the last Annuity Commencement Date. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

Change of ownership, will not change the Owner named when the Contract is issued. This means that all death benefits will continue to be based on that Owner and not the new Owner. The amount payable on the death of the new Owner will be the Account Value.

Upon a change of ownership, your GMWB will terminate.

Voting of Fund Shares

We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, according to the voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners and Payees, as applicable.

Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting, which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Owner Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

Periodic Reports

During the Accumulation Period we will send you, at least once during each Contract Year, a statement showing the number, type and value of Accumulation Units credited to your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to a Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

Upon request, we will provide you with information regarding variable accumulation values.

Substitution of Securities

Shares of any or all of the Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contracts. We may also substitute shares of another Funds or shares of another registered open-end investment company or unit investment trust for the shares held in any Sub-Account, provided that the substitution has been approved, if required, by the SEC and the Superintendent of Insurance of the State of New York. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

Change in Operation of Variable Account

At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as we deem necessary and appropriate to effect the change.

Splitting Units

We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contracts.

Modification

Upon notice to the Owner (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (i) is necessary in the case of a Group Contract to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (see "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

Reservation of Rights

We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds, sub-series thereof or other investment companies and corresponding Sub-Accounts; and (3) restrict or eliminate any of the voting rights of Owners or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Owners or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

Right to Return

If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at our Annuity Service Address as shown on the cover of this Prospectus within 10 days, or longer if required by your state, after it was delivered to you. State law may also allow you to return the Contract to your sales representative. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value. If applicable state law requires, we will return the full amount of any Purchase Payment(s) we received.

If you are establishing an Individual Retirement Annuity ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Contract Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow an Ownerestablishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

TAX CONSIDERATIONS

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

     Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the "investment in the contract" for purposes of determining the taxable portion of any distributions from a Qualified Contract. As a general rule, regardless of whether you own a Qualified or a Non-Qualified Contract, the amount of your tax liability on earnings and distributions will depend upon the specific tax rules applicable to your Contract and your particular circumstances.

     Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an "immediate annuity," which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Contract should be based on the assumption that the purchase of a Qualified Contract is necessary to obtain tax deferral under a qualified plan.

     Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company to the same person during any one calendar year must be treated as one annuity contract.

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee's expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee.

A penalty tax of 10% may also apply to taxable cash withdrawals including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made after age 59½, to distributions pursuant to the death or disability of the owner, or to distributions that are a part of a series of substantially equal periodic payments made annually under a lifetime annuity, or to distributions under an immediate annuity (as defined above).

Death benefits paid upon the death of a contract owner are not life insurance benefits and will generally be includable in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the "investment in the contract" is not affected by the owner's or annuitant's death, i.e., the investment in the contract must still be determined by reference to the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.
If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Owner's spouse), the Owner must treat as income an amount equal to the Account Value minus the total amount paid for the Contract.

     Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59½, except in certain circumstances.

If you receive a distribution for a Qualified Contract used in connection with a qualified pension plan, from a tax-sheltered annuity or an individual retirement annuity ("IRA") and roll over some or all that distribution to another eligible plan, following the rules set out in the Code and IRS regulations, the portion of such distribution that is rolled over will not be includible in your income. An eligible rollover distribution from a qualified plan or tax-sheltered annuity will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover. Rollovers of IRA distributions are not subject to the 20% mandatory withholding requirement.

An eligible rollover distribution from a qualified plan or tax-sheltered annuity is any distribution of all or any portion of the balance to the credit of an employee, except that the term does not include:
●	a distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;

●	any required minimum distribution; or

●	any hardship distribution.

Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

     Withholding

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from an IRA), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Owner or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your spouse may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) an IRA, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, Owner or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Owner or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

     Investment Diversification and Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for the mutual fund series underlying nonqualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund available as an investment option under the Contract complies with these regulations.

The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an "owner control" test. If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets. In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets. In Revenue Ruling 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts' underlying assets for federal income tax purposes.

Revenue Ruling 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances. We do not believe that the differences between the Contract and the contracts described in Revenue Ruling 2003-91 should prevent the holding in Revenue Ruling 2003-91 from applying. Nevertheless, you should consult with a qualified tax professional on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities you may undertake with respect to the Contract. In addition, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject in the future. Accordingly, we therefore reserve the right to modify the Contracts as necessary to attempt to prevent you from being considered the owner, for tax purposes, of the underlying assets. We also reserve the right to notify you if we determine that it is no longer practicable to maintain the Contract in a manner that was designed to prevent you from being considered the owner of the assets of the Separate Account. You bear the risk that you may be treated as the owner of Separate Account assets and taxed accordingly.

     Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

     Qualified Retirement Plans

"Qualified Contracts" are Contracts used with plans that receive tax-deferral treatment pursuant to specific provisions of the Code. Annuity contracts also receive tax-deferral treatment. It is not necessary that you purchase an annuity contract to receive the tax-deferral treatment available through a Qualified Contract. If you purchase this annuity Contract as a Qualified Contract, you do not receive additional tax-deferral. Therefore, if you purchase this annuity Contract as a Qualified Contract, you should do so for reasons other than obtaining tax deferral.

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions.

     Pension and Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Code requirements are similar for qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons, as a general rule, may therefore use Qualified Contracts as a funding vehicle for their retirement plans.

     Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

If the Contracts are to receive tax-deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Owner attains age 59½, has a severance from employment with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989, and (iv) any pre-1989 salary reduction contributions since we do not maintain records that separately account for such contributions. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Owner must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

Section 403(b) annuities, like IRAs, are subject to required minimum distributions under the Code. Section 403(b) annuities are unique, however, in that any account balance accruing before January 1, 1987 (the "pre-1987 balance") needs to comply with only the minimum distribution incidental benefit (MDIB) rule and not also with the minimum distribution rules set forth in Section 401(a)(9) of the Code. This special treatment for any pre-1987 balance is, however, conditioned upon the issuer identifying the pre-1987 balance and maintaining accurate records of changes to the balance. Since we do not maintain such records, your pre-1987 balance, if any, will not be eligible for special distribution treatment.

Under the terms of a particular Section 403(b) plan, the Owner may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Owners should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

     Individual Retirement Arrangements

Sections 219 and 408 of the Code permit eligible individuals to contribute to a so-called "traditional" individual retirement program, including Individual Retirement Accounts and Annuities, Simplified Employee Pension Plans, and SIMPLE Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. The Internal Revenue Service imposes special information requirements with respect to IRAs and we will provide purchasers of the Contracts as Individual Retirement Annuities with any necessary information. You will have the right to revoke a Contract issued as an Individual Retirement Annuity under certain circumstances, as described in the section of this Prospectus entitled "Right to Return." If your Contract is issued in connection with an Individual Retirement Account, we have no information about the Account and you should contact the Account’s trustee or custodian.

     Roth Individual Retirement Arrangements

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If you convert a traditional Individual Retirement Annuity Contract into a Roth IRA Contract or your Individual Retirement Account that holds a Contract is converted to a Roth Individual Retirement Account, the fair market value of the Contract is included in taxable income. Under IRS regulations and Revenue Procedure 2006-13, fair market value may exceed the Contract's account balance. Thus, you should consult with a qualified tax professional prior to any conversion.

The Internal Revenue Service imposes special information requirements with respect to Roth IRAs and we will provide the necessary information for Contracts issued as Roth Individual Retirement Annuities. If your Contract is issued in connection with a Roth Individual Retirement Account, we have no information about the Account and you should contact the Account’s trustee or custodian.

     Impact of Death Benefit, High Peak Feature and Guaranteed Minimum Withdrawal Benefit

Qualified Contracts. If your Contract is a traditional Individual Retirement Annuity or a 403(b) TSA annuity, it is subject to certain required minimum distribution (RMD) requirements imposed by the Internal Revenue Code and IRS regulations. Under the RMD rules, distributions must begin no later than April 1 of the calendar year following the year in which you attain age 70½ or, for non-IRAs, the date of retirement instead of age 70½ if it is later. The RMD amount for a distribution calendar year is generally calculated by dividing the Contract's value as of 12/31 of the prior calendar year by the applicable distribution factor set forth in a Uniform Lifetime Table in the IRS regulations. For Contracts issued in connection with traditional Individual Retirement Accounts, you should contact the Account’s trustee or custodian about RMD requirements since we only provide the trustee or custodian with the Contract’s value (including any actuarial present value of additional benefits discussed below) so that it can be used in the Account’s RMD calculations.

Effective with the 2006 distribution calendar year, the actuarial present value as of 12/31 of any additional benefits that are provided under your Contract (such as death benefits) will be added to the Contract’s Account Value as of 12/31 in order to calculate the RMD amount. There are two exceptions to the requirement that the actuarial present value of an additional benefit must be added to the account balance for RMD calculation purposes. First, if the only additional benefit provided under a Contract is a return of premium death benefit (i.e., a benefit under which the final payment does not exceed the amount of purchase payments made less prior distributions), then the additional benefit is disregarded and the RMD calculation uses only the 12/31 Account Value. Second, if (1) the Contract provides only for additional benefits that are each reduced on a proportional basis in the event of distributions, with or without a return of premium death benefit that is not reduced in amount proportionately in the event of distributions and (2) the actuarial present value of all the Contract’s additional benefits is no more than 20% of the 12/31 Account Value, then the additional benefits are disregarded and the RMD calculation uses only the 12/31 Account Value. When we notify you of the RMD amount for a distribution calendar year, we will inform you if the calculation included the actuarial present value of additional benefits. Because of the above requirements, a death benefit in your Contract, the High Peak value guarantee or your electing to participate in the Guaranteed Minimum Withdrawal Benefit could cause your RMD amount to be higher than it would be without such a benefit. You should consult with a qualified tax professional as to the possible effect of such a benefit on your yearly RMD amounts.

You may take an RMD amount calculated for a particular IRA annuity from that annuity or from another IRA account or IRA annuity of yours. Similarly, you may take an RMD amount calculated for a particular TSA annuity from that annuity or from another TSA account or TSA annuity of yours. If your Qualified Contract is an asset of a qualified retirement plan, the qualified plan is subject to the RMD requirements and the Contract, as an asset of the qualified plan, may need to be used as a source of funds for the RMDs.

If your Contract is a traditional Individual Retirement Annuity or is held by your traditional Individual Retirement Account and you might convert in the future to a Roth IRA (see "Roth Individual Retirement Arrangements"), then a death benefit in your Contract, the High Peak value guarantee or your electing to participate in the GMWB could cause your taxable income upon conversion to be higher than it would be without such a benefit. You should consult with a qualified tax professional as to the possible effect of such a benefit on conversion taxable income.

Non-Qualified Contracts. We are required to make a determination as to the taxability of any withdrawal you make in order to be able to annually report to the IRS and you information about your withdrawal. Under the Internal Revenue Code, any withdrawal from a Non-Qualified Contract is taxable to the extent the annuity's cash value (determined without regard to surrender charges) exceeds the investment in the contract. There is no definition of "cash value" in the Code and, for tax reporting purposes, we are currently treating it as the Account Value of the Contract. However, there can be no assurance that the IRS will agree that this is the correct cash value. The IRS could, for example, determine that the cash value is the Account Value plus an additional amount representing the value of the High Peak value guarantee, the GMWB, or any death benefit value guarantee. If this were to occur, it could cause any withdrawal, including a GMWB withdrawal, to have a higher proportion of the withdrawal derived from taxable investment earnings. You should consult with a qualified tax professional as to the meaning of "cash value."

ADMINISTRATION OF THE CONTRACTS

We perform certain administrative functions relating to the Contracts, Owner Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Owner Account number and type, the status of each Owner Account and other pertinent information necessary to the administration and operation of the Contracts; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

DISTRIBUTION OF THE CONTRACTS

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents ("the Selling Agents") in those states where the Contract may be lawfully sold. Such Selling Agents will be registered representatives of affiliated and unaffiliated broker-dealer firms ("the Selling Broker-Dealers") registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into selling agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company (or its affiliates, for purposes of this section only, collectively, "the Company"), pays the Selling Broker-Dealers compensation for the promotion and sale of the Contract. The Selling Agents who solicit sales of the Contract typically receive a portion of the compensation paid by the Company to the Selling Broker-Dealers in the form of commissions or other compensation, depending on the agreement between the Selling Broker-Dealer and their Selling Agent. This compensation is not paid directly by the Contract Owner or the separate account. The Company intends to recoup this compensation through fees and charges imposed under the Contract, and from profits on payments received by the Company for providing administrative, marketing, and other support and services to the Funds.

The amount and timing of commissions the Company may pay to Selling Broker-Dealers may vary depending on the selling agreement but is not expected to be more than 5.00% of Purchase Payments, and 1.00% annually of the Owner's Account Value. The Company may pay or allow other promotional incentives or payments in the form of cash or other compensation to the extent permitted by NASD rules and other applicable laws and regulations.

The Company also pays compensation to wholesaling broker-dealers or other firms or intermediaries, including payments to affiliates of the Company, in return for wholesaling services such as providing marketing and sales support, product training and administrative services to the Selling Agents of the Selling Broker-Dealers. These allowances may be based on a percentage of Purchase Payments and/or a percentage of Contract Value and/or may be a fixed dollar amount.

In addition to the compensation described above, the Company may make additional cash payments or reimbursements to Selling Broker-Dealers in recognition of their marketing and distribution, transaction processing and/or administrative services support. These payments are not offered to all Selling Broker-Dealers, and the terms of any particular agreement governing the payments may vary among Selling Broker-Dealers depending on, among other things, the level and type of marketing and distribution support provided. Marketing and distribution support services may include, among other services, placement of the Company's products on the Selling Broker-Dealers' preferred or recommended list, access to the Selling Broker-Dealers' registered representatives for purposes of promoting sales of the Company's products, assistance in training and education of the Selling Agents, and opportunities for the Company to participate in sales conferences and educational seminars. The payments or reimbursements may be calculated as a percentage of the particular Selling Broker-Dealer's actual or expected aggregate sales of our variable contracts (including the Contract) or assets held within those contracts (in most cases not to exceed 0.25% of aggregate sales and 0.10% of assets attributable to the Selling-Broker-Dealer, and/or may be a fixed dollar amount).

You should ask your Selling Agent for further information about what commissions or other compensation he or she, or the Selling Broker-Dealer for which he or she works, may receive in connection with your purchase of a Contract.

Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Special Guaranteed Interest Rates."

PERFORMANCE INFORMATION

From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the variable options. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" for any appropriate sub-accounts, and "yield" and "effective yield" for the Money Market Sub-Accounts.

Average Annual Total Return measures the net income of the variable option and any realized or unrealized gains or losses of the Series in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a variable option over that period. Standardized Average Annual Total Return information covers the period after the Variable Account was established or, if shorter, the life of the Sub-Account. Non-standardized Average Annual Total Return covers the life of each Series, which may predate the Variable Account. Cumulative Growth Rate represents the cumulative change in the value of an investment in the Sub-Account for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a Sub-Account between the first and last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.

Average Annual Total Return figures assume an initial Purchase Payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges, although such figures reflect all recurring charges. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.

The performance figures used by the Variable Account are based on the actual historical performance of the Series Fund for the specified periods, and the figures are not intended to indicate future performance. For periods before the date the Contracts became available, we calculate the performance information for the Sub-Account on a hypothetical basis. To do this, we reflect deductions of the current Contract fees and charges from the historical performance of the corresponding Series.

Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the Money Market Series Sub-Account), expressed as a percentage of the value of the Sub-Account's Accumulation Units. Yield is an annualized figure, which means that we assume that the Sub-Account generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Sub-Account similarly, but include the increase due to assumed compounding. The Money Market Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, and Standard and Poor's Insurance Rating Services. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. The Standard and Poor's rating measures the ability of an insurance company to meet its obligations under insurance policies it issues. This rating does not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

AVAILABLE INFORMATION

The Company and the Variable Account have filed with the SEC a registration statement under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statement and its exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statement and its exhibits.

You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: Washington, D.C. - 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Chicago, Illinois - 500 West Madison Street, Chicago, IL 60661. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http://www.sec.gov).

The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents referred to above which have been incorporated by reference into this Prospectus, other than exhibits to such document (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such document should be directed to the Secretary, Sun Life Insurance and Annuity Company ofNew York, One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

STATE REGULATION

The Company is subject to the laws of the State of New York governing life insurance companies and to regulation by the Superintendent of Insurance of New York. An annual statement is filed with the Superintendent of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Superintendent or his agents at any time and a full examination of its operations is conducted at periodic intervals.

The Superintendent has broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted.

In addition, affiliated groups of insurers, such as the Company, Sun Life (Canada) and its affiliates, are regulated under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved. Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Variable Account. We are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

FINANCIAL STATEMENTS

The financial statements of the Company which are included in this Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts including with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Sun Life Insurance and Annuity Company of New York
Advertising and Sales Literature
Calculations
Example of Variable Accumulation Unit Value Calculation
Distribution of the Contracts
Designation and Change of Beneficiary
Custodian
Independent Registered Public Accounting Firm
Financial Statements

This Prospectus sets forth information about the Contracts and the Variable Account that a prospective purchaser should know before investing. Additional information about the Contracts and the Variable Account has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated June , 2007 which is incorporated herein by reference. The Statement of Additional Information is available upon request and without charge from Sun Life Insurance and Annuity Company of New York. To receive a copy, return this request form to the address shown below or telephone (800) 447-7569.
_________________________________________________________________________________

To:	Sun Life Insurance and Annuity Company of New York
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Please send me a Statement of Additional Information for
High Peak 3 NY Annuity
Sun Life (N.Y.) Variable Account N.

Name

Address

City	State Zip

Telephone

APPENDIX A -- GLOSSARY

The following terms as used in this Prospectus have the indicated meanings:

ACCOUNT or OWNER ACCOUNT: An account established for each Owner to which Net Purchase Payments are credited.

ACCOUNT VALUE: The Account Value is the sum of your values in each Sub-Account. Your value in a Sub-
Account equals the number of your Accumulation Units for that Sub-Account times the value of each Accumulation Unit of that Sub-Account.

ACCUMULATION PHASE: The period before the Annuity Commencement Date and during the lifetime of the Annuitant during which you make Purchase Payments under the Contract. This is called the "Accumulation Period" in the Contract.

ACCUMULATION UNIT: A unit of measure used in the calculation of Variable Account Value.

ACTIVIATION DATE: The later of the Target Maturity Date or the date you elect to participate in the GMWB.

*ANNUITANT: The person or persons named in the Application and on whose life the first annuity payment is to be made. In a Non-Qualified Contract, if you name someone other than yourself as Annuitant, you may also name a co-annuitant. If you do, all provisions of the Contract based on the death of the Annuitant will be based on the date of death of the last surviving of the persons named. By example, if the Annuitant dies prior to the Annuity Commencement Date, the co-annuitant will become the new annuitant. The death benefit will become due only on the death before the Annuity Commencement Date of the last surviving annuitant and co-annuitant named. These persons are referred to collectively in the Contract as "Annuitants." If you have not named a sole Annuitant on the 30th day before the Annuity Commencement Date and both the Annuitant and Co-Annuitant are living, the Co-Annuitant will be the sole Annuitant during the Income Phase.

*ANNUITY COMMENCEMENT DATE: The date on which the first annuity payment under each Contract is to be made.

*ANNUITY OPTION: The method you choose for making annuity payments.

ANNUITY UNIT: A unit of measure used in the calculation of the amount of the second and each subsequent Variable Annuity payment from the Variable Account.

APPLICATION: The document signed by you or other evidence acceptable to us that serves as your application for participation under a Group Contract.

*BENEFICIARY: The person or entity having the right to receive the death benefit and, for Non-Qualified Contracts, who is the "designated beneficiary" for purposes of Section 72(s) of the Internal Revenue Code.

BUSINESS DAY: Any day the New York Stock Exchange is open for trading.

COMPANY ("WE," "US," "SUN LIFE (N.Y.)"): Sun Life Insurance and Annuity Company of New York.

CONTRACT MONTH: A one-month period with the first Contract Month beginning on your Issue Date.

CONTRACT YEAR and CONTRACT ANNIVERSARY: Your first Contract Year is the period 365 days (366, if a leap year) from the date on which we issued your Contract. Your Contract Anniversary is the last day of an Contract Year. Each Contract Year after the first is the 365-day period that begins on your Contract Anniversary. For example, if the Issue Date is on March 12, the first Contract Year is determined from the Issue Date and ends on March 12 of the following year. Your Contract Anniversary is March 12 and all Contract Years after the first are measured from March 12. (If the Anniversary Date falls on a non-Business Day, the previous Business Day will be used.)

DEATH BENEFIT DATE: If you have elected a death benefit payment option before the Annuitant's death that remains in effect, the date on which we receive Due Proof of Death. If your Beneficiary elects the death benefit payment option, the later of (a) the date on which we receive the Beneficiary's election and (b) the date on which we receive Due Proof of Death. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Death Benefit Date will be the last day of the 60 day period and we will pay the death benefit in cash.

DESIGNATED FUNDS: The only funds available for investment for Contracts participating in the Guaranteed Minimum Withdrawal Benefit. The Designated Funds are listed on the front page of this prospectus.

DUE PROOF OF DEATH: An original certified copy of an official death certificate, an original certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other information or documentation required by the Company that is necessary to make payment (e.g. taxpayer identification numbers, beneficiary names and addresses, state inheritance tax waivers, etc.)

FIXED ANNUITY: An annuity with payments which do not vary as to dollar amount.

FUND: One of the investment options listed on the first page of this Prospectus.

INCOME PHASE: The period on and after the Annuity Commencement Date and during the lifetime of the Annuitant during which we make annuity payments under the Contract.

ISSUE DATE: The date the Contract becomes effective which is the date we apply your initial Net Purchase Payment to your Account and issue your Contract.

NET INVESTMENT FACTOR: An index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor may be greater or less than or equal to one.

NET PURCHASE PAYMENT: The portion of a Purchase Payment which remains after the deduction of any applicable premium tax or similar tax.

NON-QUALIFIED CONTRACT: A Contract used in connection with a retirement plan that does not receive favorable federal income tax treatment under Sections 401, 403, 408, or 408A of the Internal Revenue Code. The Owner's interest in the Contract must be owned by a natural person or agent for a natural person for the Contract to receive income tax treatment as an annuity.

OPEN DATE: The date your application is received by the Company in good order.

OWNER: The person, persons or entity entitled to the ownership rights stated in a Contract and in whose name or names the Contract is issued. The Owner may designate a trustee or custodian of a retirement plan which meets the requirements of Section 401, Section 408(c), Section 408(k), Section 408(p) or Section 408A of the Internal Revenue Code to serve as legal owner of assets of a retirement plan, but the term "Owner," as used herein, shall refer to the organization entering into the Contract.

PAYEE: A recipient of payments under a Contract. The term includes an Annuitant or a Beneficiary who becomes entitled to benefits upon the death of the Annuitant.

PURCHASE PAYMENT (PAYMENT): An amount paid to the Company as consideration for the benefits provided by a Contract.

QUALIFIED CONTRACT: A Contract used in connection with a retirement plan which may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

SUB-ACCOUNT: That portion of the Variable Account which invests in shares of a specific series of the Series Fund.

TARGET MATURITY DATE: The last day of a prescribed period of time by which a funds seeks to meet its investment objective.

VALUATION PERIOD: The period of time from one determination of Accumulation Unit or Annuity Unit values to the next subsequent determination of these values. Value determinations are made as of the close of the New York Stock Exchange on each day that the Exchange is open for trading.

VARIABLE ACCOUNT: Variable Account N of the Company, which is a separate account of the Company consisting of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets of the Company.

*You specify these items on the Application, and may change them, as we describe in this Prospectus.

 APPENDIX B -- CALCULATION AND DEDUCTION OF INSURANCE CHARGES

The following example shows how Accumulation Units are reduced when insurance charges (specifically, the Mortality and Expense Risks Charge and the Administrative Expense Charge) are deducted from you Account Value. This example corresponds to Example 1 under THE HIGH PEAK FEATURE" in this prospectus and covers only the first Contract Year.

Assumes you make only an initial Purchase Payment of $100,000, and you take no withdrawals. Under the terms of the Contract, your annual insurance charges total 1.20% of your Account Value (1.05% for Mortality and Expense Risks and 0.15% for Administrative Expenses). At the end of each Contract Month, the amount deducted for insurance charges equals your Account Value before charges X 1.20%
12

The amount is taken by reducing your number of Accumulation Units. In this example, the "Reduction in # of Units Due to Charges" equals the amount of your "Insurance Charge" divided by the "Current AUV."

				Account		Reduction in		Account
			# of Units	Value		# of Units	# of Units	Value
End of	Purchase	Current	Before	Before	Insurance	Due to	After	After
Month	Payments	AUV	Charges	Charges	Charges	Charges	Charges	Charges

0	$100,000	10.000	10,000	$100,000	$0	0	10,000	$100,000
1	$0	10.041	10,000	$100,407	$100	10	9,990	$100,307
2	$0	10.082	9,990	$100,716	$101	10	9,980	$100,615
3	$0	10.123	9,980	$101,025	$101	10	9,970	$100,924
4	$0	10.164	9,970	$101,335	$101	10	9,960	$101,234
5	$0	10.205	9,960	$101,646	$102	10	9,950	$101,544
6	$0	10.247	9,950	$101,958	$102	10	9,940	$101,856
7	$0	10.289	9,940	$102,271	$102	10	9,930	$102,169
8	$0	10.331	9,930	$102,585	$103	10	9,920	$102,483
9	$0	10.373	9,920	$102,900	$103	10	9,910	$102,797
10	$0	10.415	9,910	$103,216	$103	10	9,900	$103,113
11	$0	10.457	9,900	$103,533	$104	10	9,891	$103,429
12	$0	10.500	9,891	$103,851	$104	10	9,881	$103,747

Total	$100,000		10,000		$1,225	119	9,881

APPENDIX C -- TERMINATION OF A TMD FUND

If one or more of the TMD Funds that you are invested in terminates at anytime prior to its Target Maturity Date, the TMD guarantee will change as follows:

If one of the TMD Funds you are invested in terminates and at least one TMD Fund remains available under your Contract, then the Target Maturity Date Value (as defined above) for the terminating Fund is no longer applicable. Instead, your termination value for the TMD Fund that is terminating will be the greater of:

●	your Accumulation Unit Value of that TMD Sub-Account on the termination date times the number of your remaining Accumulation Units in that TMD Sub-Account, and

●
the highest daily Accumulation Unit Value to date of that TMD Sub-Account, discounted back from the original Target Maturity Date to the termination date of the Fund, times the number of your remaining Accumulation Units in that TMD Sub-Account.

The discount rate will be the average weighted yield (current internal rate of return) of the fixed income assets (exclusive of cash equivalents) of the terminating Fund.

You then have a number of options:

●
You can transfer that TMD Sub-Account's termination value to a remaining TMD Fund, subject to your Contract's transfer restrictions, except that the 12 transfers per year limit and the 6-day time limit between transfers will not apply to this transaction. Your Contract will continue without any other changes.

●
You can transfer that TMD Sub-Account's termination value to the Money Market Fund. This transfer will not count as one of the 12 transfers permitted each year under your Contract. Your Contract will continue without any other changes. If you elect this option, on the Target Maturity Date of your remaining TMD Funds, your Account Value will equal the sum of the Target Maturity Date Values for your investments in any TMD Sub-Accounts plus that portion of your Account invested in the Money Market Sub-Account. We do not guarantee any returns for money invested in the Money Market Sub-Account.

●
You can withdraw that TMD Sub-Account's termination value as a partial withdrawal from the Contract. If you elect this option, no surrender charges will apply to this withdrawal. Your Contract will continue without any other changes.

If the last remaining TMD Fund available under your Contract terminates, then your Target Maturity Date is moved from its original date to the termination date of that Fund, and the Target Maturity Date Value as defined above is no longer applicable. Instead, your termination value for that Fund will be equal to the greater of:

●	your Accumulation Unit Value of that TMD Sub-Account on the termination date times the number of your remaining Accumulation Units in that TMD Sub-Account, and

●
the highest daily Accumulation Unit Value to date of that TMD Sub-Account, discounted back from the original Target Maturity Date to the termination date of that Fund, times the number of your remaining Accumulation Units in that TMD Sub-Account.

The discount rate will be the average weighted yield (current internal rate of return) of the fixed income assets (exclusive of cash equivalents) of that Fund.

You then have a number of options:

●	You can surrender your Contract and receive an amount equal to your Account Value. If you elect this option, no surrender charges will apply. Your entire Contract will terminate.

●
You can elect to transfer your termination value as described above into any of the Post-TMD Funds available under your Contract. If you elect this option, the transfer will be made as described above under "Your Contract after the Target Maturity Date." All other Contract provisions will continue unchanged.

APPENDIX D -- GUARANTEED MINIMUM WITHDRAWAL BENEFIT EXAMPLES

All of the following examples are based upon the assumption that you purchased a Contract on January 1, 2008 with an initial Purchase Payment of $100,000, and that you are the oldest Owner in the Contract. Also, assume the Target Maturity Date is January 1, 2018. Finally, assume that you elect to participate in the GMWB prior to the Target Maturity Date. Therefore, the Target Maturity Date will be your Activation Date, and you must elect to transfer your entire Account Balance into a Designated Fund.

EXAMPLE 1: Age on Issue Date equals 55. No excess withdrawals are taken.

Assume that your Account Value on the Target Maturity Date is $150,000. This value becomes the Lifetime Benefit Base under the GMWB feature. You will be 65 on the Target Maturity Date. Therefore, your Annual Withdrawal Amount will be 5.5% of your Lifetime Benefit Base, or 5.5% of $150,000 = $8,250. This means that, in any one Contract Year, you will be able to withdraw up to $8,250 from your Account for the rest of your life, even if your Account Value is reduced to $0. You are not required to take any withdrawals in any Contract Year. Any withdrawals you take will reduce your Account Value by the amount of the withdrawal. If your Account Value is reduced to $0, we will then pay you $8,250 each Contract Year thereafter, as long as you are alive. Since the GMWB feature is terminated on the death of any Owner, it is recommended that there be only one Owner if the GMWB feature is to be utilized.

EXAMPLE 2 Age on Issue Date equals 55. An excess withdrawal is eventually taken.

Assume the same facts as in Example 1 above. Also assume that the GMWB feature has been in effect for several Contract Years, and that no excess withdrawals have been taken. Then, in one Contract Year, withdrawals of $10,000 are taken. Since this amount is greater than the Annual Withdrawal Amount of $8,250, an excess withdrawal has been taken. Assume that this withdrawal reduces your Account Value to $120,000. The following actions will occur:

1)	We will reduce your Lifetime Benefit Base to be the lesser of
	a)	your previous Lifetime Benefit Base reduced dollar-for-dollar by the amount of the excess withdrawal = $150,000 - ($10,000 - $8,250) = $148,250
and
	b)	your Account Value after the withdrawal = $120,000

Therefore, your new Lifetime Benefit Base will be $120,000.

2)	We will reset your Annual Withdrawal Amount to be your new Lifetime Benefit Base ($120,000) times the factor we used to determine your original Annual Withdrawal Amount (5.5%).

Therefore, your new Annual Withdrawal Amount will be $5.5% of $120,000 = $6,600, reduced from your original figure of $8,250.

EXAMPLE 3: Age on Issue Date equals 45.

Assume that your Account Value on the Target Maturity Date is $150,000. This value becomes the Lifetime Benefit Base under the GMWB feature. You will only be 55 on the Target Maturity Date. Therefore, you have not yet reached age 59½, so your GMWB is not yet effective. Note that the Target Maturity Date is still the Activation Date for your GMWB, so your entire Account Balance must be transferred into a Designated Fund on this date in order for you to participate in the GMWB. When you attain age 59½, your GMWB will become effective, Your Annual Withdrawal Amount will be set at 5.0% of your Lifetime Benefit Base, or 5.0% of $150,000 = $7,500 on this date. This means that, in any one Contract Year thereafter, you will be able to withdraw up to $7,500 from your Account for the rest of your life, even if your Account Value is reduced to $0. You are not required to take any withdrawals in any Contract Year. Any withdrawals you take will reduce your Account Value by the amount of the withdrawal. If your Account Value is reduced to $0, we will then pay you $7,500 each Contract Year thereafter, as long as you are alive. Since the GMWB feature is terminated on the death of any Owner, it is recommended that there be only one Owner if the GMWB feature is to be utilized.

APPENDIX E -- EXAMPLE FOR HIGHEST DAILY ACCUMULATION UNIT VALUE

Assume that a TMD Fund opens on July 1, 2008, with an initial Accumulation Unit Value of $10.000 and a Target Maturity Date of July 1, 2018. Assume also that you open your Contract on July 1, 2011, with a Purchase Payment of $100,000. Assume the Fund's investment performance is as shown below:

								Target
					# of Units	# of Units	Current	Maturity	Adjusted
End of	Purchase		Current	Highest	Before	After	Account	Date	Purchase
Year	Payments	Withdrawal	AUV	AUV	Charges	Charges	Value	Value	Payments
0	$0	$0	10.000	10.000	0	0	$0	N/A	$0
1	$0	$0	10.500	10.500	0	0	$0	N/A	$0
2	$0	$0	9.975	10.500	0	0	$0	N/A	$0
3	$100,000	$0	9.476	10.500	10,553	10,553	$100,000	N/A	$100,000
4	$0	$0	9.002	10.500	10,442	10,432	$93,913	N/A	$100,000
5	$0	$0	8.552	10.500	10,323	10,313	$88,197	N/A	$100,000
6	$0	$0	8.125	10.500	10,204	10,195	$82,829	N/A	$100,000
7	$0	$0	8.531	10.500	10,088	10,078	$85,975	N/A	$100,000
8	$0	$0	8.957	10.500	9,972	9,963	$89,241	N/A	$100,000
9	$0	$0	9.405	10.500	9,858	9,849	$92,631	N/A	$100,000
10	$0	$0	9.876	10.500	9,745	9,736	$96,150	$102,229	$100,000

To determine the number of Accumulation Units you will receive on the Issue Date, we divide the amount of your initial Purchase Payment ($100,000) by the current Accumulation Unit Value (AUV) on the Issue Date (9.476). In this example, you received 10,553 Accumulation Units when you opened your Contract.

On the Target Maturity Date, because of Insurance Charges, you own 9,736 Accumulation Units. To determine your Target Maturity Date Value, we multiply the number of Accumulation Units you own on the Target Maturity Date (9,736) times the highest AUV achieved over the live of the TMD Fund ($10.5000). In this example, because the resulting product ($102,229) is greater than your Account Value on the Target Maturity Date ($96,150) we will increase your Account Value to $102,229. NOTE that all deposits into the TDM Fund re guaranteed the highest AUV achieved during the live of the TMD Fund, even if the highest AUV occurred prior to the date of your initial Purchase Payment of the date the Contract was issued.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Telephone:
Toll Free (800) 752-7215

General Distributor
Clarendon Insurance Agency, Inc.
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

PART B

_____________, 2007

HIGH PEAK NY

VARIABLE AND FIXED ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

SUN LIFE (N.Y.) VARIABLE ACCOUNT N

TABLE OF CONTENTS

Sun Life Insurance and Annuity Company of New York
Advertising and Sales Literature
Tax Deferred Accumulation
Calculations
Example of Variable Accumulation Unit Value Calculation

Distribution of the Contract
Custodian
Independent Registered Public Accounting Firm
Financial Statements

The Statement of Additional Information sets forth information which may be of interest to prospective purchasers of the High Peak NY Variable and Fixed Annuity Contracts (the "Contracts") issued by Sun Life Insurance and Annuity Company of New York (the "Company") in connection with Sun Life (N.Y.) Variable Account N (the "Variable Account"). The information included herein is not included in the Prospectus dated ______________, 2007. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained without charge from the Company by writing to Sun Life Insurance and Annuity Company of New York, c/o Annuity Division, P.O. Box 9133, Wellesley Hills, Massachusetts 02481, or by telephoning (800) 447-7569.

The terms used in this Statement of Additional Information have the same meanings as in the Prospectus.

------------------------------------------------------------------------------------------------------------------------
THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND IS AUTHORIZED FOR DISTRIBUTION TO PROSPECTIVE PURCHASERS ONLY IF PRECEDED OR ACCOMPANIED BY A CURRENT PROSPECTUS.

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK ("Sun Life (N.Y.)")

Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life (N.Y.). Sun Life Financial ultimately controls Sun Life (N.Y.) through the following intervening company subsidiaries: Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments LLC, Sun Life Financial (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., and Sun Life Financial Corp.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, the Company may refer to the following organizations (and others) in its marketing materials:

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company.

FITCH CREDIT RATING Company's Insurance Company Claims Paying Ability Rating is an independent evaluation by a nationally accredited rating organization of an insurance company's ability to meet its future obligations under the contracts and products it sells. The rating takes into account both quantitative and qualitative factors.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations of its insurance policies in accordance with their terms.

VARDS (Variable Annuity Research Data Service) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

MOODY'S Investors Services, Inc.'s insurance claims-paying rating is a system of rating an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

STANDARD & POOR'S INDEX - broad-based measurement of changes in stock-market conditions based on the average performance of 500 widely held common stocks; commonly known as the Standard & Poor's 500 (S&P 500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm. The index tracks 400 industrial company stocks, 20 transportation stocks, 40 financial company stocks, and 40 public utilities.

NASDAQ-OTC Price Index - this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) - price-weighted average of 30 actively traded blue chip stocks, primarily industrials, but including American Express Company and American Telephone and Telegraph Company. Prepared and Published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

MORNINGSTAR, Inc. is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities. This coverage for mutual funds includes, among other information, performance analysis rankings, risk rankings (e.g. aggressive, moderate or conservative), and "style box" matrices. Style box matrices display, for equity funds, the investment philosophy and size of the companies in which the fund invests and, for fixed-income funds, interest rate sensitivity and credit quality of the investment instruments.

IBBOTSON ASSOCIATES, Inc. is a consulting firm that provides a variety of historical data, including total return, capital appreciation and income, on the stock market as well as other investment asset classes, and inflation. This information will be used primarily for comparative purposes and to illustrate general financial planning principles.

In its advertisements and other sales literature for the Variable Account and the Funds, the Company intends to illustrate the advantages of the Contracts in a number of ways:

DOLLAR-COST AVERAGING ILLUSTRATIONS. These illustrations will generally discuss the price-leveling effect of making regular investments in the same Sub-Accounts over a period of time, to take advantage of the trends in market prices of the portfolio securities purchased by those Sub-Accounts.

SYSTEMATIC WITHDRAWAL PROGRAM. A service provided by the Company, through which a Participant may take any distribution allowed by Internal Revenue Code Section 401 (a) (9) in the case of Qualified Contracts, or permitted under Internal Revenue Code Section 72 in the case of Non-Qualified Contracts, by way of a series of partial withdrawals. Withdrawals under this program may be fully or partially includible in income and may be subject to a 10% penalty tax. Consult your tax advisor.

THE COMPANY'S AND THE FUNDS' CUSTOMERS. Sales literature for the Variable Account and the Funds may refer to the number of clients which they serve.

THE COMPANY'S ASSETS, SIZE. The Company may discuss its general financial condition (see, for example, the references to Standard & Poor's, Fitch and A.M. Best Company above); it may refer to its assets; and it may discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria. For example, at December 31, 1998, the Company was the 36th largest U.S. life insurance company based upon overall assets.

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of limitation, the literature may emphasize the potential savings through tax deferral; the potential advantage of the Variable Account over the Fixed Account; and the compounding effect when a participant makes regular deposits to his or her account.

The Company may use hypothetical illustrations of the benefits of tax deferral, including but not limited to the following chart:

The chart below assumes an initial investment of $10,000 which remains fully invested for the entire time period, an 8% annual return, and a 33% combined federal and state income tax rate. It compares how 3 different investments might fare over 10, 20, and 30 years. The first example illustrates an investment in a non-tax-deferred account and assumes that taxes are paid annually out of that account. The second example illustrates how the same investment would grow in a tax-deferred investment, such as an annuity. The third example illustrates the net value of the tax-deferred investment after paying taxes on the full account value.

	10 YEARS	20 YEARS	30 YEARS

Non-Tax-Deferred Account	$16,856	$28,413	$ 47,893

Tax-Deferred Account	$21,589	$46,610	$100,627

Tax-Deferred Account After Paying Taxes	$17,765	$34,528	$ 70,720

THIS ILLUSTRATION IS HYPOTHETICAL AND DOES NOT REPRESENT THE PROJECTED PERFORMANCE OF THE CONTRACT OR ANY OF ITS INVESTMENT OPTIONS. THE ILLUSTRATION DOES NOT REFLECT THE DEDUCTION OF ANY CHARGES OR FEES RELATED TO PORTFOLIO MANAGEMENT, MORTALITY AND EXPENSE, OR ACCOUNT ADMINISTRATION. TAXES ON EARNINGS WITHIN AN ANNUITY ARE DUE UPON WITHDRAWAL. WITHDRAWALS MAY ALSO BE SUBJECT TO SURRENDER CHARGES AND, IF MADE PRIOR TO AGE 59 1/2, A 10% FEDERAL PENALTY TAX.

TAX-DEFERRED ACCUMULATION

In general, individuals who own annuity contracts are not taxed on increases in the value of their annuity contracts until some form of distribution is made under the contract. As a result, the annuity contract would benefit from tax deferral during the contract's accumulation phase; this would have the effect of permitting an investment in an annuity contract to grow more rapidly that a comparable investment under which increases in value are taxed on a current basis.

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Variable Account's investment returns. We may illustrate these effects in charts or graphs and from time to time may include comparisons of returns under the Contract or in general on a tax-deferred basis, with the returns on a taxable basis. Different tax rates may be assumed. Any such illustrative chart or graph would show accumulations on an initial investment or Purchase Payment, assuming a given amount (including the applicable interest credit), hypothetical gross annual returns compounded annually, and a stated rate of return. The values shown for the taxable investment would not include any deduction for management fees or other expenses, but would assume the annual deduction of federal and state taxes from investment returns. The values shown for the Contract in a chart would reflect the deduction of Contract expenses, such as the mortality and expense risk charge and the 0.15% administrative expense charge. In addition, the values shown would assume that the Participant has not surrendered his or her Contract or made any partial surrenders until the end of the period shown. The chart would assume a full surrender at the end of the period shown and the payment of federal and state taxes, at a rate of not more than 33%, on the amount in excess of the Purchase Payments.

In developing illustrative tax deferral charts, we will observe these general principles:

-	The assumed rate of earnings will be realistic.
-	The illustrative chart will accurately depict the effect of all fees and charges or provide a narrative that prominently discloses all fees and charges under the Contract.
-	Charts comparing accumulation values for tax-deferred and non-tax-deferred investments will depict the implications of any surrender.
-	A narrative accompanying the chart will prominently disclose that there may be a 10% tax penalty on a surrender by a Participant who has not reached age 59 1/2 at the time of surrender.

The rates of return illustrated in any chart would be hypothetical and are not an estimate or guaranty of performance. Actual tax returns may vary among Participants.

CALCULATIONS

EXAMPLE OF VARIABLE ACCUMULATION UNIT VALUE CALCULATION

Suppose the net asset value of a Fund share at the end of the current valuation period is $18.38; at the end of the immediately preceding valuation period was $18.32; the Valuation Period is one day; and no dividends or distributions caused Fund shares to go "ex-dividend" during the current Valuation Period. $18.38 divided by $18.32 gives a net investment factor of 1.00327511. If the value of the variable accumulation unit for the immediately preceding valuation period had been 14.5645672, the value for the current valuation period would be 14.6122678 (14.5645672 X 1.00327511).

DISTRIBUTION OF THE CONTRACT

We offer the Contract on a continuous basis. Contracts are sold by licensed insurance agents in those states where the Contract may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor and principal underwriter of the Contracts, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is a wholly-owned subsidiary of the Company. Clarendon is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain other annuity contracts issued by the Company and its subsidiary, Sun Life Insurance and Annuity Company of New York, and variable life insurance contracts issued by the Company.

Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 7.50% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 1.00% of the Participant’s Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. The Company reserves the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions will not be paid with respect to Participant Accounts established for the personal account of employees of the Company or any of its affiliates, or of persons engaged in the distribution of the Contract, or of immediate family members of such employees or persons. In addition, commissions may be waived or reduced in connection with certain transactions described in the Prospectus under the heading åWaivers; Reduced Charges; Credits; Special Guaranteed Interest Rates.æ

CUSTODIAN

We are the Custodian of the assets of the Variable Account. We will purchase Fund shares at net asset value in connection with amounts allocated to the Sub-Accounts in accordance with your instructions, and we will redeem Fund shares at net asset value for the purpose of meeting the contractual obligations of the Variable Account, paying charges relative to the Variable Account or making adjustments for annuity reserves held in the Variable Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Sun Life Insurance and Annuity Company of New York that are included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, dated March 23, 2006, accompanying such financial statements (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of provisions of American Institute of Certified Public Accountants' Statement of Position 03-01, Accounting and Reporting by Insurance Enterprises of Certain Nontraditional Long-Duration Contracts and for Separate Accounts, effective January 1, 2004, described in Note 1), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Their office is located at 200 Berkeley St, Boston, Massachusetts.

FINANCIAL STATEMENTS

The financial statements of Sun Life Insurance and Annuity Company of New York are included herein. The financial statements of Sun Life Insurance and Annuity Company of New York are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

Financial Statements
Sun Life (N.Y.) Variable Account N
Sun Life Insurance and Annuity Company of New York
To be Filed by Amendment

PART C
OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following Financial Statements are included in the Registration Statement:

	A.	Condensed Financial Information - Accumulation Unit Values (Part A) (to be filed by amendment)

	B.	Financial Statements of the Depositor (Part B) (to be filed by amendment)

C.
Financial Statements of the Registrant (Part B) (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4, File No. 333-107983, filed on April 11, 2006)

		1.	Statement of Condition, December 31, 2005;
		2.	Statement of Operations, Year Ended December 31, 2005;
		3.	Statements of Changes in Net Assets, Years Ended December 31, 2005 and December 31, 2004;
		4.	Notes to Financial Statements; and
		5.	Report of Independent Registered Public Accounting Firm.

(b)	The following Exhibits are incorporated in the Registration Statement by reference unless otherwise indicated:

(1)
Resolution of the Board of Directors of the depositor dated November 9, 2007, authorizing the establishment of the Registrant (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-140344, filed on January 31, 2007);

(2)	Not applicable;

(3)(a)
Marketing Coordination Agreement between the Depositor, MFS Fund Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(3)(b)(i)
Specimen Sales Operations and General Agent Agreement (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(3)(b)(ii)
Specimen Broker-Dealer Supervisory and Service Agent Agreement (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(3)(b)(iii)
Specimen Broker-Dealer Supervisory and Service Agent Agreement (Type 4) (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000);

(3)(c)(i)
Administrative Services Agreement by and between Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York, dated November 21, 2000 (Incorporated herein by reference to the Registration Statement of Sun Life (N.Y.) Variable Account D on Form N-6, File No. 333-105437, filed on May 21, 2003);

(3)(c)(ii)
Amendment No. 1, dated January 1, 2002, to the Administrative Services Agreement by and between Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York, dated November 21, 2000 (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on From N-4, File No. 333-119151, filed on May 2, 2005);

(4)(a)	Specimen Flexible Payment Deferred Combination Variable and Fixed Individual Annuity Contract; (to be filed by amendment)

(5)	Specimen Application used with the variable annuity contract filed as Exhibit (4)(a); (to be filed by amendment)

(6)	Charter and By-Laws of the Depositor (Incorporated herein by reference to the Depositor's Quarterly Report on Form 10-Q, File No. 333-01079, filed on May 14, 2004);

(7)	Not Applicable;

(8)	Participation Agreement; (to be filed by amendment)

(9)	Opinion and Consent of Counsel as to legality of securities being registered and Consent to its use; (to be filed by amendment)

(10)	Consent of Independent Registered Public Accounting Firm; (to be filed by amendment)

(11)	None;

(12)	Not Applicable;

(13)	Schedule for Computation of Performance Quotations; (to be filed by amendment)

(14)	Not Applicable

(15)(a)	Powers of Attorney (included as part of the Signature pages to this Registration Statement);

(15)(b)
Resolution of the Board of Directors of the depositor dated July 24, 2003, authorizing the use of powers of attorney for Officer signatures (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-100475, filed on April 23, 2004);

(16)	Organizational Chart (Incorporated herein by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-4, File No. 333-83516, filed on April 11, 2006)

* Filed herewith

Item 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal Business Address*	Positions and Offices With Depositor

Thomas A. Bogart Sun Life Assurance Company of Canada 150 King Street West, SC 114D10 Toronto, Ontario Canada M5H 1J9	Director
Scott M. Davis Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 3358 Wellesley Hills, MA 02481	Senior Vice President and General Counsel and Director
Mary M. Fay Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 4250 Wellesley Hills, MA 02481	Senior Vice President and General Manager, Annuities and Director
Ronald H. Friesen Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 3380 Wellesley Hills, MA 02481	Senior Vice President and Chief Financial Officer and Treasurer and Director
Keith Gubbay Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 3370 Wellesley Hills, MA 02481	Senior Vice President and Chief Actuary and Director
Leila Heckman Bear Stearns Asset Management 383 Madison Avenue New York, NY 10179	Director
Donald B. Henderson, Jr. LeBoeuf, Lamb, Greene & MacRae, LLP 125 West 55th Street New York, NY 10019	Director
Peter R. O'Flinn 344 Cream Hill Road West Cornwall, CT 06796	Director
Robert C. Salipante Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 3376 Wellesley Hills, MA 02481	Director and Chairman and President
Barbara Z. Shattuck Shattuck Hammond Partners LLC 630 Fifth Avenue, Suite 2950 New York, NY 10019	Director
Michael E. Shunney Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 3364 Wellesley Hills, MA 02481	Senior Vice President and General Manager, Group Insurance and Director
David K. Stevenson 47 Village Avenue, Unit 301 Dedham, MA 02026	Director
Michele G. Van Leer Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 1114 Wellesley Hills, MA 02481	Senior Vice President and General Manager, Individual Insurance and Director
James M.A. Anderson Sun Life Assurance Company of Canada 150 King Street West, SC 104A25 Toronto, Ontario Canada M5H 1J9	Executive Vice President and Chief Investment Officer
Michael S. Bloom Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 1335 Wellesley Hills, MA 02481	Assistant Vice President and Senior Counsel and Secretary
Michael K. Moran Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, SC 3305 Wellesley Hills, MA 02481	Vice President and Chief Accounting Officer and Controller
John R. Wright Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park , SC 2163 Wellesley Hills, MA 02481	Executive Vice President, Sun Life Financial U.S. Operations

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Insurance and Annuity Company of New York, a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), which is ultimately controlled by Sun Life Financial Inc.

The organization chart of Sun Life Insurance and Annuity Company of New York is filed as Exhibit 16 to Post-Effective Amendment No. 16 to the Registration Statement on Form N-4, File No. 333-83516, filed April 11, 2006.

None of the companies listed in such Exhibit 16 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Insurance and Annuity Company of New York.

Item 27. NUMBER OF CONTRACT OWNERS

None.

Item 28. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sun Life Insurance and Annuity Company of New York pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (N.Y.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (N.Y.) of expenses incurred or paid by a director, officer, or controlling person of Sun Life (N.Y.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (N.Y.) will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITERS

Clarendon Insurance Agency, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada (U.S.), acts as general distributor for the Registrant, Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G, H, I, and K Keyport Variable Account A, KMA Variable Account, Keyport Variable Account I, KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B, C, D, and J, and Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, and Total Return Variable Account.

Name and Principal	Position and Offices
Business Address*	with Underwriter

Katherine E. Sarvary	President
Michele G. Van Leer	Director
Mary M. Fay	Director
Michael S. Bloom	Secretary
Ann B. Teixeira	Assistant Vice President, Compliance
Kathleen T. Baron	Chief Compliance Officer
Michael L. Gentile	Vice President
John E. Coleman	Vice President
William T. Evers	Assistant Vice President and Senior Counsel
Nancy C. Atherton	Assistant Vice President & Tax Officer
Jane F. Jette	Financial/Operations Principal and Treasurer

*The principal business address of all directors and officers of the principal underwriter, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

(b) Inapplicable.

Item 30. LOCATION OF ACCOUNTS AND RECORDS

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Sun Life Insurance and Annuity Company of New York, in whole or in part, at its Home Office at 60 East 42nd Street, Suite 1115, New York, New York 10165, at the offices of Clarendon Insurance Agency, Inc. at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, or at the offices of Sun Life Assurance Company of Canada (U.S.) One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

Item 31. MANAGEMENT SERVICES

Not Applicable.

Item 32. UNDERTAKINGS

The Registrant hereby undertakes:

(a)
To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b)
To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c)	To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d)
Representation with respect to Section 26(f)(2)(A) of the Investment Company Act of 1940: Sun Life (N.Y.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills, and Commonwealth of Massachusetts on this 31st day of January, 2007.

SUN LIFE (N.Y.) VARIABLE ACCOUNT N
(Registrant)

SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
(Depositor)

By: /s/ Robert C. Salipante*
Robert C. Salipante
President

Attest:	/s/ Sandra M. DaDalt
Sandra M. DaDalt
Assistant Vice President and Senior Counsel

We the undersigned officers and directors of Sun Life Insurance and Annuity Company of New York hereby constitute and appoint Susan J. Lazzo, Michael S. Bloom, James J. Klopper, Sandra M. DaDalt, and Elizabeth B. Love, and each of them singly, our attorneys-in-fact, with full power to any of them, to sign, for each of us, in our names and in the capacities indicated below, the Registration Statement of Sun Life Insurance and Annuity Company of New York on Form N-4 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement under the Securities Act of 1933 and to deliver and file the same, with exhibits thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor, Sun Life Insurance and Annuity Company of New York, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Robert C. Salipante	President and Director	January 31, 2007
Robert C. Salipante	(Principal Executive Officer)

/s/ Ronald H. Friesen	Senior Vice President and Chief Financial Officer and	January 31, 2007
Ronald H. Friesen	Treasurer and Director
(Principal Financial Officer)

/s/ Michael K. Moran	Vice President and Chief Accounting Officer and	January 31, 2007
Michael K. Moran	Controller
(Chief Accounting Officer)

/s/ Thomas A. Bogart	Director	January 31, 2007
Thomas A. Bogart

/s/ Scott M. Davis	Senior Vice President and General Counsel	January 31, 2007
Scott M. Davis	and Director

/s/ Mary M. Fay	Senior Vice President and General Manager,	January 31, 2007
Mary M. Fay	Annuities and Director

/s/ Keith Gubbay	Senior Vice President and Chief Actuary and Director	January 31, 2007
Keith Gubbay

/s/ Leila Heckman	Director	January 31, 2007
Leila Heckman

/s/ Donald B. Henderson	Director	January 31, 2007
Donald B. Henderson

/s/ Peter R. O'Flinn	Director	January 31, 2007
Peter R. O'Flinn

/s/ Barbara Z. Shattuck	Director	January 31, 2007
Barbara Z. Shattuck

/s/ Michael E. Shunney	Senior Vice President and General Manager,	January 31, 2007
Michael E. Shunney	Group Insurance and Director

/s/ David K. Stevenson	Director	January 31, 2007
David K. Stevenson

/s/ Michele G. Van Leer	Senior Vice President and General Manager,	January 31, 2007
Michele G. Van Leer	Individual Insurance and Director

EXHIBITS